

CPA®:15 | 2010 Annual Report
Corporate Property Associates 15

Investing for the long run™

A MEMBER OF THE W. P. CAREY GROUP

CPA®:15 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.



Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2006	2007	2008	2009	2010
	FOR THE YEARS ENDED DECEMBER 31,				
Operating Data[1]					
Revenues	$266,028	$277,000	$288,607	$281,136	$266,585
Net income (loss) attributable to CPA®:15 shareholders[2]	66,635	87,190	28,694	(248)	59,777
Net cash provided by operating activities	144,818	162,985	180,789	160,033	166,940
Cash distributions paid	82,850	85,327	98,153	88,939	91,743
Per Share Data					
Distributions declared[3]	.65	.67	.69	.72	.72
Balance Sheet Data					
Total assets	$3,336,296	$3,464,637	$3,189,205	$2,959,088	$2,694,055
Long-term obligations[4]	1,873,841	1,943,724	1,819,443	1,686,154	1,498,296

1 Certain prior year balances have been retrospectively adjusted as discontinued operations and for the adoption of recent accounting guidance for noncontrolling interests.

2 Net income (loss) attributable to CPA®:15 shareholders in 2009 and 2008 reflected certain impairment charges. See Note 11 to the Consolidated Financial Statements.

3 Excludes a special cash distribution of $.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007.

4 Represents mortgage obligations and deferred acquisition fee installments.

This Annual Report and the financials highlighted above contain references to non-GAAP financial measures, including EBITDA, AFFO and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on April 5, 2011, and is available on our Web site at www.cpa15.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

SEC Mail Processing
Section

MAY 09 2011

Washington, DC
110

Cash Flow from Operating Activities
(Dollars in millions)



Revenues
(Dollars in millions)



Distributions Declared per Share



Dear Fellow Shareholders



We are pleased to report that Corporate Property Associates 15 performed well in 2010. CPA®:15 earned total revenues of $266.6 million in 2010, down slightly from $281.1 million in 2009. Rent increases for some properties were offset by property sales, lease restructuring transactions, lease expirations, and fluctuations in currency exchange rates.

As of year-end, CPA®:15's portfolio was composed of full or partial ownership interests in 347 properties, representing approximately 30 million square feet on a pro rata basis, leased to tenants required to pay substantially all operating and maintenance costs. 68% of our revenues are from properties located in the United States, and 32% are from properties in Europe. CPA®:15's portfolio includes a diversified mix of office, industrial, retail, warehouse/distribution, self-storage, sports, education and hospitality-related properties. These properties ended the year 97% occupied.

Improving Global Economy Bolstered Commercial Real Estate

2010 was a year of improvement for the U.S. and global economies—and the commercial real estate market—in the wake of distressed conditions in 2008 and 2009. The resumption of capital inflows to commercial real estate securities boosted the availability of mortgage financing, the number of lenders for domestic and international investments generally increased, and asset prices began to recover from the lows reached during the global credit crisis.

In this improving environment, many of our tenants benefited from better business conditions, and we believe that the risk of lease defaults generally is declining. Nonetheless, we have continued to pay close attention to our risk management strategies. We historically have sought to invest in assets that are critically important to a tenant's operations, and we have attempted to diversify our portfolio by tenant, tenant industry and geography. And our asset management team works to see that our facilities remain occupied, that rent is paid and on time, that assets are sold if the right opportunity arises and that if a tenant does enter into financial difficulty, we continue to receive the rental income our investors have come to rely on.

We did experience a 2.8% decrease in our December 31, 2010 estimated net asset value to $10.40. Including distributions for 2010, our total annual return was 4%, which we are pleased with, given the overall market and comparative performance of similar investment vehicles.

Improvements in Cash Flow

Cash flow from operating activities increased in 2010, due primarily to an increase in net income and the timing of payments of our working capital.

We received proceeds of $88.9 million from the sale of five U.S. properties in 2010, recognizing a net gain of $33 million. We also recognized a gain of $11.5 million on the deconsolidation of a subsidiary in connection with a refinancing, and CPA®:15 received $14.8 million in distributions from our equity investments in real estate in excess of cumulative equity. We used $5.2 million to fund an expansion and several capital improvement projects, which we funded partially with $4.7 million released from escrow.

On the other hand, we incurred lower impairment charges during 2010 totaling $18.2 million, down from $56.3 million in 2009, in order to reduce the carrying value of seven investments to their estimated fair value.

We refinanced maturing non-recourse mortgage loans with new non-recourse financing of $14.3 million last year. In addition, an unconsolidated venture in which we hold a 33% ownership interest refinanced its existing non-recourse mortgage loan with new non-recourse financing of $57.5 million. All of these refinancings took advantage of historically low interest rates.

Our quarterly cash distribution increased to $0.1816 per share for the fourth quarter of 2010, which equates to an annualized rate of 7.32%. These cash distributions continue to be supported by both adjusted cash flow from operating activities and funds from operations, as adjusted (AFFO); we paid out 68% and 77%, respectively, of our adjusted cash flow and AFFO in distributions for 2010.

Investing for the Long Run™

We have been encouraged by the recent recovery of global commercial real estate markets, and we remain optimistic regarding further improvement in market conditions in 2011. Commercial real estate capitalization rates have continued to come down from their credit-crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit profiles. Better financing conditions, combined with a stabilization of prices for high-quality assets, have fostered greater competition for new investment opportunities among public and private investors, helping to support asset values.

As we have in good economic times and bad over more than 30 years, we are confident that we can confront the challenges and seize the opportunities that today's investment environment may provide. Indeed, we attribute our track record of success to our belief in *Investing for the Long Run,* in which we maintain conservative management of a broadly diversified portfolio in order to enhance shareholder value and generate a stable, reliable stream of current income for our investors.

Thank you for your ongoing confidence and support.

With best regards,




Wm. Polk Carey
Chairman

Trevor P. Bond
Chief Executive Officer

Annualized Yield and Estimated Net Asset Values








KONZUM
AKADEMIJA
Centar za selekciju i edukaciju



Financial Highlights

TABLE OF CONTENTS

6	Selected Financial Data
7	Management's Discussion and Analysis of Financial Condition and Results of Operations
30	Quantitative and Qualitative Disclosures About Market Risk
33	Report of Independent Registered Public Accounting Firm
34	Consolidated Balance Sheets
35	Consolidated Statements of Operations
36	Consolidated Statements of Comprehensive Income (Loss)
37	Consolidated Statements of Equity
38	Consolidated Statements of Cash Flows
40	Notes to Consolidated Financial Statements
71	Report on Form 10-K
72	Corporate Information

Selected Financial Data

IN THOUSANDS, EXCEPT PER SHARE DATA	2010	2009	2008	2007	2006
	YEARS ENDED DECEMBER 31,				
Operating Data(a)					
Total revenues	**$ 266,585**	$ 281,136	$ 288,607	$ 277,000	$ 266,028
Income from continuing operations	**82,322**	23,571	85,914	93,264	53,664
Net income[(b)]	**100,256**	29,900	51,194	124,124	97,446
Less: Net income attributable to noncontrolling interests	**(40,479)**	(30,148)	(22,500)	(36,934)	(30,811)
Net income (loss) attributable to CPA®15 shareholders	**59,777**	(248)	28,694	87,190	66,635
Earnings (loss) per share:					
Income (loss) from continuing operations attributable to CPA®:15 shareholders	**0.43**	(0.01)	0.41	0.52	0.42
Net income (loss) attributable to CPA®:15 shareholders	**0.47**	—	0.22	0.68	0.52
Cash distributions declared per share[(c)]	**0.7246**	0.7151	0.6902	0.6691	0.6516
Balance Sheet Data					
Total assets	**$ 2,694,055**	$ 2,959,088	$ 3,189,205	$ 3,464,637	$ 3,336,296
Net investments in real estate[(d)]	**2,297,754**	2,540,012	2,715,417	2,882,357	2,737,939
Long-term obligations[(e)]	**1,498,296**	1,686,154	1,819,443	1,943,724	1,873,841
Other Information					
Cash flow from operating activities	**$ 166,940**	$ 160,033	$ 180,789	$ 162,985	$ 144,818
Distributions paid	**91,743**	88,939	98,153	85,327	82,850
Payment of mortgage principal[(f)]	**79,905**	92,765	42,662	54,903	30,339

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

(b) Net income in 2010, 2009 and 2008 reflected impairment charges totaling $25.3 million, $66.6 million and $42.1 million, respectively, of which $1.5 million, $4.4 million and $7.6 million was attributable to noncontrolling interests, respectively.

(c) Cash distributions declared per share for 2007 excluded a special cash distribution of $0.08 per share that was paid in January 2008 to shareholders of record at December 31, 2007.

(d) Net investments in real estate consists of net investments in properties, net investment in direct financing leases, equity investments in real estate, real estate under construction and assets held for sale, as applicable.

(e) Represents mortgage obligations and deferred acquisition fee installments.

(f) Represents scheduled mortgage principal payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-listed REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. We were formed in 2001 and are managed by the advisor.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2010	2009	2008
Total revenues	**$ 266,585**	$ 281,136	$ 288,607
Net income (loss) attributable to CPA®:15 shareholders	**59,777**	(248)	28,694
Cash flow from operating activities	**166,940**	160,033	180,789
Distributions paid	**91,743**	88,939	98,153
Supplemental financial measures:			
Funds from operations—as adjusted (AFFO)	**$ 108,029**	$ 109,144	$ 130,292
Adjusted cash flow from operating activities	**136,110**	136,189	127,228

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP") metrics such as Funds from operations — as adjusted, or AFFO, and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders. Please see Supplemental Financial Measures below for our definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues decreased in 2010 as compared to 2009, primarily due to the effects of property sales, lease restructuring transactions, lease rejections, and lease expirations, as well as fluctuations in currency exchange rates, partially offset by scheduled rent increases at certain properties.

We recognized net income attributable to CPA®:15 shareholders for 2010, compared to net loss for 2009, primarily due to lower impairment charges recognized during the current year and higher gains recognized on sale of properties and deconsolidation of a subsidiary in 2010. Results of operations during 2010 reflected impairment charges of $25.3 million, as compared to $66.6 million in 2009.

Cash flow from operating activities increased in 2010 as compared to 2009, primarily due to an increase in net income and the timing of payments of our working capital.

Our quarterly cash distribution increased to $0.1816 per share for the fourth quarter of 2010, or $0.73 per share on an annualized basis.

For the year ended December 31, 2010 as compared to 2009, our AFFO supplemental measure decreased slightly, primarily due to adjustments related to gains recognized on sales of properties and the deconsolidation of a subsidiary, substantially offset by an increase in net income. For the year ended December 31, 2010 as compared to 2009, our adjusted cash flow from operating activities supplemental measure decreased, primarily reflecting the decreases in changes in working capital.

CURRENT TRENDS

General Economic Environment

We are impacted by macro-economic environmental factors, the capital markets and general conditions in the commercial real estate market, both in the U.S. and globally. As of the date of this Report, we have seen signs of modest improvement in the global economy following the significant distress experienced in 2008 and 2009. While these factors reflect favorably on our business, the economic recovery remains weak, and our business remains dependent on the speed and strength of the recovery, which cannot be predicted at this time. Nevertheless, as of the date of this Report, the impact of current financial and economic trends on our business, and our response to those trends, is presented below.

Foreign Exchange Rates

We have foreign investments and, as a result, are subject to risk from the effects of exchange rate movements. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2010, the Euro weakened primarily as a result of sovereign debt issues in several European countries. Investments denominated in the Euro accounted for approximately 35% of our annualized contractual minimum base rent for 2010. During 2010, the U.S. dollar strengthened against the Euro, as the average conversion rate for the U.S. dollar in relation to the Euro decreased by 5% in comparison to 2009. Additionally, the end-of-period conversion rate of the Euro at December 31, 2010 decreased by 8% to $1.3253 from $1.4333 at December 31, 2009. This strengthening had a negative impact on our balance sheet at December 31, 2010 as compared to our balance sheet at December 31, 2009. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our net asset values, future results, financial position and cash flows.

Capital Markets

We have recently seen evidence of a gradual improvement in capital market conditions, including new issuances of commercial mortgage-backed securities debt. Capital inflows to both commercial real estate debt and equity markets have helped increase the availability of mortgage financing, and asset prices have begun to recover from their credit crisis lows. Over the past few quarters, there has been continued improvement in the availability of financing; however, lenders remain cautious and continue to employ more conservative underwriting standards. We have seen commercial real estate capitalization rates begin to narrow from credit crisis highs, especially for higher-quality assets or assets leased to tenants with strong credit.

Financing Conditions

We have recently seen a gradual improvement in both the credit and real estate financing markets. During 2010, we saw an increase in the number of lenders for both domestic and international investments as market conditions improved compared to prior years. However, during the fourth quarter of 2010, the cost of debt rose, but we anticipate that this may be recoverable either through deal pricing or if lenders adjust their spreads, which had been unusually high during the crisis. The increase was primarily a result of a rise in the 10-year treasury rates for domestic deals and due to the impact of the sovereign debt issues in Europe.

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation and demographics. Since the beginning of the credit crisis, these macro-economic factors have persisted, negatively impacting commercial real estate market fundamentals, which has resulted in higher vacancies, lower rental rates, and lower demand for vacant space. While more recently there have been some indications of stabilization in asset values and slight improvements in occupancy rates, general uncertainty surrounding commercial real estate fundamentals and property valuations continues. We are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations and occupancy rates.

Net Asset Value

The advisor generally calculates our NAV per share on an annual basis. To make this calculation, the advisor relies in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments. There are a number of variables that compose this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, and tenant defaults, among others. We do not control these variables and, as such, cannot predict how they will change in the future.

As a result of continued weakness in the economy and a strengthening of the dollar versus the Euro during 2010 and 2009, our NAV per share at December 31, 2010 decreased to $10.40, a 3% decline from our December 31, 2009 NAV per share of $10.70.

Tenant Defaults

As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact net asset values and require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges.

As of the date of this Report, we have no significant exposure to tenants operating under bankruptcy protection. Our experience for 2010 reflects an improvement from the unusually high level of tenant defaults during 2008 and 2009, when companies across many industries experienced financial distress due to the economic downturn and the seizure in the credit markets. We have observed that many of our tenants have benefited from continued improvements in general business conditions, which we anticipate will result in reduced tenant defaults going forward; however, it is possible that additional tenants may file for bankruptcy or default on their leases during 2011 and that economic conditions may again deteriorate.

To mitigate these risks, we have historically looked to invest in assets that we believe are critically important to a tenant's operations and have attempted to diversify our portfolio by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management, and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

Inflation

Our leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in the CPI or other similar index for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. Rent adjustments during 2009 and, to a lesser extent, 2010 generally benefited from increases in inflation rates during the years prior to the scheduled rent adjustment date. However, despite recent signs of inflationary pressure, we continue to expect that rent increases will be significantly lower in coming years as a result of the current historically low inflation rates in the U.S. and the Euro zone.

Lease Expirations and Occupancy

At December 31, 2010, we had no significant leases scheduled to expire or renew in the next twelve months. The advisor actively manages our real estate portfolio and begins discussing options with tenants in advance of the scheduled lease expiration. In certain cases, we obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. Our occupancy declined slightly from 98% at December 31, 2009 to 97% at December 31, 2010.

Proposed Accounting Changes

The International Accounting Standards Board and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize. At this time, the proposed guidance has not been finalized and as such we are unable to determine whether this proposal will have a material impact on our business.

The Emerging Issues Task Force ("EITF") of the FASB discussed the accounting treatment for deconsolidating subsidiaries in situations other than a sale or transfer at its September 2010 meeting. While the EITF did not reach a consensus for exposure,

the EITF determined that further research was necessary to more fully understand the scope and implications of the matter, prior to issuing a consensus for exposure. If the EITF reaches a consensus for exposure, we will evaluate the impact of such conclusion on our financial statements. During 2010, we deconsolidated a subsidiary that leased property to Advanced Micro Devices which had total assets and liabilities of $83.0 million and $42.8 million, respectively, and recognized a gain in the amount of $11.5 million.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities, and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt, and fund distributions to shareholders.

We consider cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income, less cash distributions paid to consolidated joint venture partners, as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

The following table presents the components of our lease revenues (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Rental income	$ 227,573	$ 235,365	$ 235,236
Interest income from direct financing leases	32,162	38,822	45,610
	$ 259,735	**$ 274,187**	**$ 280,846**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
U-Haul Moving Partners, Inc. and Mercury Partners, LP[(a)(b)]	**$ 32,486**	$ 30,589	$ 28,541
Carrefour France, S.A.[(a)(c)]	**19,619**	21,481	21,386
OBI A.G.[(a)(c)]	**16,006**	16,637	17,317
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[(a)(c)]	**14,272**	14,881	15,155
True Value Company[(a)]	**14,213**	14,492	14,698
Life Time Fitness, Inc.[(a)]	**14,208**	14,208	14,208
Pohjola Non-Life Insurance Company[(a)(c)]	**8,797**	9,240	9,343
TietoEnator plc.[(a)(c)]	**8,223**	8,636	8,790
Police Prefecture, French Government [(a)(c)]	**8,030**	8,272	8,109
Universal Technical Institute[(d)]	**7,101**	8,688	8,727
Advanced Micro Devices	**6,621**	9,932	9,933
Medica — France, S.A.[(a)(c)]	**6,447**	6,916	7,168
Foster Wheeler, Inc.	**6,269**	6,269	5,900
Thales S.A.[(a)(c)]	**4,165**	4,375	4,240
SymphonyIRI Group, Inc.[(a)(f)]	**4,164**	4,972	4,972
Oriental Trading Company	**3,954**	3,909	3,826
Other [(a)(c)]	**85,160**	90,690	98,533
	$ 259,735	**$ 274,187**	**$ 280,846**

(a) These revenues are generated in consolidated ventures, generally with our affiliates, and on a combined basis include revenues applicable to noncontrolling interests totaling $68.5 million, $72.5 million and $73.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(b) The increase in 2010 and 2009 was due to a CPI-based (or equivalent) rent increase.

(c) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior years, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(d) The decrease in 2010 was due to changes in financing lease adjustment resulting from an impairment charge we recognized in 2009 on a direct financing lease to reflect the decline in the estimate of unguaranteed residual value.

(e) In the third quarter of 2010, we deconsolidated Advanced Micro Devices (Note 6).

(f) The decrease in 2010 was due to a lease restructuring in May 2010.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2010	YEARS ENDED DECEMBER 31, 2010	2009	2008
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[(a)(b)]	38%	**$ 34,408**	$ 35,889	$ 37,218
Marriott International, Inc.[(c)]	47%	**18,296**	16,818	17,791
PetSmart, Inc.	30%	**8,164**	8,303	8,215
Schuler A.G.[(b)(d)]	34%	**6,208**	6,568	6,802
The Talaria Company (Hinckley)[(e)]	30%	**5,506**	4,133	4,984
Hologic, Inc.	64%	**3,528**	3,387	3,317
Del Monte Corporation	50%	**3,527**	3,529	3,241
Advanced Micro Devices[(f)]	33%	**3,311**	—	—
The Upper Deck Company[(g)]	50%	**3,194**	3,194	3,194
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[(b)(h)]	33%	**2,703**	3,662	1,695
Builders FirstSource, Inc.	40%	**1,611**	1,558	1,544
SaarOTEC (formerly Görtz & Schiele GmbH & Co.) and Goertz & Schiele Corp.[(b)(i)]	50%	**727**	3,761	3,653
		$ 91,183	**$ 90,802**	**$ 91,654**

(a) In addition to lease revenues, the venture also earned interest income of $24.2 million, $27.1 million and $28.1 million on a note receivable during 2010, 2009 and 2008, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average rate for the U.S. dollar in relation to the Euro during both 2010 and 2009 strengthened by approximately 5% in comparison to the respective prior years, resulting in a negative impact on lease revenues for our Euro-denominated investments in 2010 and 2009.

(c) The increase in 2010 was due to an out-of-period adjustment we made in the fourth quarter of 2010 (Note 2). The decrease in 2009 was due to a decline in percentage of sales rent.

(d) We recognized an other-than-temporary impairment charge of $1.5 million related to this venture during 2010 (Note 11).

(e) During 2009, this venture entered into a lease amendment with the tenant to defer certain rental payments until April 2010 as a result of the tenant's financial difficulties. During 2010, we recognized an other-than-temporary impairment charge of $0.6 million related to this venture (Note 11).

(f) In connection with a debt refinancing in August 2010, the structure of this venture was modified and is subsequently being accounted for as a tenancy-in-common. Therefore, during the third quarter of 2010, we recorded an adjustment to deconsolidate this venture and account for it under the equity method of accounting (Note 6).

(g) We recognized an other-than-temporary impairment charge of $4.8 million related to this venture during 2010 (Note 11).

(h) Waldaschaff Automotive GmbH is operating under bankruptcy protection as of the date of this Report and had been paying rent to us at a significantly reduced rate. Subsequently, in April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged.

(i) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. In January 2010, Goertz & Schiele Corp. terminated its lease in its bankruptcy proceedings, at which time the venture ceased accruing rental income, and in March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease with the venture at a significantly reduced rent. We recognized an other-than-temporary impairment charge of $0.2 million related to the SaarOTEC venture during 2010 (Note 11).

LEASE REVENUES

Our net leases generally have rent adjustments based on formulas indexed to changes in the CPI or other similar index for the jurisdiction in which the property is located, sales overrides, or other periodic increases, which are intended to increase lease revenues in the future. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in foreign currency exchange rates.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, lease revenues decreased by $14.5 million, primarily due to the effects of property sales, lease restructuring transactions, lease rejections, and lease expirations, which reduced lease revenues by $9.0 million. Lease revenues were also negatively impacted by fluctuations of foreign currency exchange rates, which resulted in a decrease of $4.6 million. Additionally, lease revenues decreased by $3.7 million as a result of the deconsolidation of a subsidiary and $3.1 million as a result of changes in estimates of the unguaranteed residual value

of certain properties carried as net investment in direct financing leases. These decreases were partially offset by the impact of scheduled rent increases at several properties totaling $5.2 million.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, lease revenues decreased by $6.7 million. The decline in lease revenues was primarily due to the effects of property sales and lease restructuring transactions, which reduced lease revenues by $7.2 million, as well as the negative impact of fluctuations in foreign currency exchange rates, which reduced lease revenues by $6.1 million. Additionally, lease revenues decreased by $0.5 million as a result of changes in estimates of the unguaranteed residual value of certain properties carried as net investment in direct financing leases. These decreases were partially offset by scheduled rent increases at several properties totaling $8.1 million.

DEPRECIATION AND AMORTIZATION

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, depreciation and amortization expense decreased by $2.0 million, primarily due to the negative impact of fluctuations in foreign currency exchange rates, which resulted in a decrease in depreciation and amortization of $2.5 million. In addition, depreciation and amortization decreased by $0.4 million as a result of the deconsolidation of a subsidiary. These decreases were partially offset by an increase in amortization of $1.0 million as a result of the restructuring of several leases, which shortened the terms of the leases and the lives of the related intangible assets.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, depreciation and amortization expense decreased by $1.5 million. As a result of lease terminations related to properties where the tenants filed for bankruptcy, we incurred a charge to write off several intangible assets in 2008, resulting in lower amortization in 2009. The net impact of this activity was a reduction in amortization of $2.3 million in 2009. Depreciation and amortization expense also decreased in 2009 by $1.2 million as a result of fluctuations in foreign currency exchange rates. These decreases were partially offset by our recognition of an out-of-period adjustment in 2009 related to intangible amortization of $1.3 million as described in Note 2, and an increase in depreciation of $0.4 million as a result of reclassifying certain properties from financing leases to real estate due to lease terminations.

PROPERTY EXPENSES

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, property expenses decreased by $1.7 million, primarily as a result of a $1.5 million decrease in uncollected rent expense due to fewer tenants experiencing financial difficulties in the current year. In addition, asset management and performance fees payable to the advisor decreased by $1.1 million as a result of a decline in the appraised value of our real estate assets in 2009 as compared to 2008, and property sales. These decreases were partially offset by an increase in real estate taxes and utilities of $0.7 million as a result of two tenants vacating the properties in 2010.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, property expenses decreased by $2.9 million, primarily due to a decrease of $3.1 million in asset management and performance fees resulting from a decline in the appraised value of our real estate assets in 2008 as compared to 2007. This decrease was partially offset by an increase of $0.9 million in costs related to current and former tenants who have filed for bankruptcy.

IMPAIRMENT CHARGES

For the years ended December 31, 2010, 2009 and 2008, we recorded impairment charges included in operating expenses for our continuing real estate operations totaling $17.9 million, $48.5 million and $1.3 million, respectively. The table below summarizes these impairment charges recorded in operating expenses for the past three fiscal years for both continuing and discontinued operations (in thousands):

LESSEE	2010	2009	2008	TRIGGERING EVENTS
Shires Limited	$ —	$ 19,610	$ 710	Tenant filed for bankruptcy and vacated
Lindenmaier A.G.	—	12,340	30	Tenant filed for bankruptcy
Advanced Accessory Systems, LLC	—	8,426	—	Tenant vacated
Thales S.A.	4,144	779	—	Decline in property's estimated fair value
The Kroger Co.	—	1,473	—	Property sold
Various leases	13,708	5,918	590	Decline in properties' unguaranteed residual values
IMPAIRMENT CHARGES INCLUDED IN OPERATING EXPENSES FROM CONTINUING OPERATIONS	**$ 17,852**	$ 48,546	$ 1,330	
Thales S.A.	$ —	$ —	$ 35,392	Properties sold
Innovate Holdings Limited	—	7,299	—	Tenant filed for bankruptcy and property foreclosed
Warehouse Associates, L. P.	—	—	4,019	Property sold
Garden Ridge Corporation	—	500	—	Property sold
Childtime Childcare, Inc.	324	—	—	Property contracted for sale
IMPAIRMENT CHARGES FROM DISCONTINUED OPERATIONS	**$ 324**	$ 7,799	$ 39,411	

See Income from Equity Investments in Real Estate below for additional impairment charges incurred during 2010, 2009 and 2008.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a noncontrolling interest but over which we exercise significant influence. Under current accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate increased by $3.8 million, primarily due to a $3.1 million decrease in other-than-temporary impairment charges recognized on several ventures, as well as distributions received from a joint venture totaling $1.6 million during 2010. In addition, income recognized from the Marriott venture increased by $0.7 million primarily due to an out-of-period adjustment the venture recorded in the fourth quarter of 2010 (Note 2). These increases were partially offset by a $1.6 million reduction in income recognized from the Talaria (Hinckley) venture primarily due to our portion of the impairment charge recognized on the venture property.

During 2010, we recognized other-than-temporary impairment charges totaling $7.2 million as compared to $10.3 million recognized in 2009. Impairment charges recognized in 2010 were comprised of $4.9 million on the Upper Deck venture,

$1.5 million on the Schuler venture, $0.6 million on the Talaria (Hinckley) venture, and $0.2 million on the SaarOTEC (formerly Görtz & Schiele GmbH & Co.) venture to reflect the decline in the estimated fair value of these ventures' underlying net assets in comparison with the carrying value of our interests in these ventures. Included in the 2009 impairment changes were $5.8 million recognized on two ventures that lease properties to Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., $3.8 million related to a German venture that leases properties to Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH, and $0.7 million recognized on the Upper Deck venture.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, income from equity investments in real estate decreased by $8.5 million, primarily due to the recognition of other-than-temporary impairment charges totaling $10.3 million to reduce the carrying value of several investments to the estimated fair value of our share of the ventures' net assets as described above.

OTHER INTEREST INCOME

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, other interest income decreased by $0.5 million, primarily due to a decrease in interest earned on security deposits.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, other interest income decreased by $3.1 million, primarily due to lower average cash balances and lower rates of return earned on our cash balances reflecting market conditions.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) generally consists of gains and losses on foreign currency transactions and derivative instruments. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income (loss). We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have certain derivative instruments, including common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2010 vs. 2009 — For the year ended December 31, 2010, we recognized net other expenses of $0.2 million compared to net other income of $1.3 million in 2009, primarily due to the net realized and unrealized losses and gains on foreign currency transactions as a result of changes in the exchange rate of the Euro.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, net other income decreased by $2.1 million. Net other income was higher in 2008 as a result of our recognition of a realized gain of $1.1 million related to the termination of a derivative instrument. In addition, net gains on foreign currency transactions declined by $0.8 million during 2009 due to lower levels of repatriation of cash from foreign investments.

GAIN (LOSS) ON DISPOSITION OF DIRECT FINANCING LEASES

2010 — In December 2010, we sold our net investment in three direct financing leases for a total price of $35.2 million, net of selling costs, and recognized a net gain on the sales of $15.6 million. In July 2010, we repaid the non-recourse mortgage loans encumbering two of these properties, which had an outstanding balance of $9.4 million. The remaining property was encumbered by non-recourse mortgage debt of $4.0 million, which was paid off at closing. All amounts are inclusive of affiliates' noncontrolling interests in the properties.

2009 — During 2009, we recognized a loss of $2.1 million in connection with the sale of one of the properties formerly leased to Shires Limited in September 2009, which was partially offset by a gain on disposition of real estate of $1.1 million that we recognized upon returning the remaining properties over to the lender in October 2009 in exchange for the lenders'

agreement to relieve of us of all obligations under the related non-recourse mortgage loan. The resulting net loss of $1.0 million on disposition of real estate was offset by a gain of $1.0 million on extinguishment of debt recognized in connection with our release from the mortgage obligations.

GAIN ON DECONSOLIDATION OF A SUBSIDIARY

In August 2010, a venture that leased a property to Advanced Micro Devices modified its structure in connection with a refinancing and is subsequently being accounted for as a tenancy-in-common. Therefore, during the third quarter of 2010, we recorded an adjustment to deconsolidate this venture and record it under the equity method of accounting. We recognized a gain of $11.5 million in connection with this deconsolidation.

ADVISOR SETTLEMENT

During 2008, we recognized income of $9.1 million in connection with the advisor's SEC Settlement (Note 13). We received payment of this amount from the advisor in April 2008.

INTEREST EXPENSE

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, interest expense decreased by $8.5 million, primarily due to a decrease of $5.6 million as a result of making scheduled mortgage principal payments, refinancing, or paying off non-recourse mortgages during 2010 and 2009, which reduced the balances on which interest was incurred. Interest expense also decreased by $1.8 million as a result of the impact of fluctuations in foreign currency exchange rates. In addition, interest expense decreased in 2010 as a result of our recognition of a $1.1 million charge during the second quarter of 2009 to write off a portion of an interest rate swap derivative which had become ineffective.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, interest expense decreased by $7.9 million, primarily comprised of a decrease of $7.2 million due to making scheduled mortgage principal payments, refinancing, or paying off non-recourse mortgages during 2009 and 2008 and a decrease of $2.6 million as a result of the impact of fluctuations in foreign currency exchange rates. These decreases were partially offset by our recognition of a $1.1 million charge during 2009 to write off a portion of an interest rate swap derivative as described above.

PROVISION FOR INCOME TAXES

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, provision for income taxes decreased by $0.7 million, primarily due to lower rent recognized on a French investment as a result of a lease restructuring in July 2009.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, provision for income taxes decreased by $1.9 million. Rent reductions at certain French investments and the sale of four properties in France contributed to this decline.

DISCONTINUED OPERATIONS

2010 — For the year ended December 31, 2010, we recognized income from discontinued operations of $17.9 million, primarily due to a net gain of $17.4 million recognized in connection with selling two domestic properties in 2010.

2009 — For the year ended December 31, 2009, we recognized income from discontinued operations of $6.3 million, primarily due to a net gain on sale of properties of $12.4 million. In addition, we recognized income from the operations of discontinued properties of $3.2 million. These gains were partially offset by impairment charges of $7.8 million recognized during 2009 in order to reduce the carrying value of the properties to their estimated fair value.

2008 — For the year ended December 31, 2008, we recognized a loss from the operations of discontinued properties of $34.7 million, primarily due to the recognition of impairment charges totaling $39.4 million, partially offset by income recognized from the operations of discontinued properties of $39.4 million.

NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, the resulting net income attributable to CPA®:15 shareholders was $59.8 million as compared with net loss attributable to CPA®:15 shareholders of $0.2 million in 2009.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, the resulting net loss attributable to CPA®:15 shareholders was $0.2 million as compared with net income attributable to CPA®:15 shareholders of $28.7 million in 2008.

FUNDS FROM OPERATIONS — AS ADJUSTED (AFFO)

AFFO is a non-GAAP measure we use to evaluate our business. For a definition of AFFO and a reconciliation to net income attributable to CPA®:15 shareholders, see Supplemental Financial Measures below.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, AFFO decreased by $1.1 million, primarily due to the aforementioned changes in our results of operations.

2009 vs. 2008 — For the year ended December 31, 2009 as compared to 2008, AFFO decreased by $21.1 million, primarily due to decreases in our results of operations.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

We use the cash flow generated from net leases to meet our operating expenses, service debt, and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, the timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter, and changes in foreign currency exchange rates. Despite this fluctuation, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans, and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

During the year ended December 31, 2010, we used cash flows from operating activities of $166.9 million to fund cash distributions to shareholders of $72.2 million, excluding $19.5 million in dividends that were reinvested by shareholders in our common stock through our Distribution Reinvestment and Stock Purchase Plan. We also made scheduled mortgage principal installments of $79.9 million, which included scheduled balloon payments totaling $34.6 million (see Financing Activities below).

Investing Activities

Our investing activities are generally comprised of real estate-related transactions (purchases and sales), payment of our annual installment of deferred acquisition fees to the advisor, and capitalized property-related costs. During 2010, we received proceeds of $88.9 million from the sale of several properties, as well as distributions from our equity investments in real estate in excess of cumulative equity income of $14.8 million. We used $5.2 million to fund an expansion and several capital improvement projects, which we funded partially with $4.7 million released from escrow. In January 2010, we paid our annual installment of deferred acquisition fees to the advisor, which totaled $3.5 million.

Financing Activities

As noted above, during the year ended December 31, 2010, we made scheduled mortgage principal payments and paid distributions to shareholders. We also paid distributions of $65.8 million to affiliates that hold noncontrolling interests in various entities with us. We received contributions from holders of noncontrolling interests of $7.7 million, including $4.2 million used to fund scheduled balloon payments. In connection with the sale of two domestic properties, we used $24.4 million to prepay the existing non-recourse mortgage obligation. In addition, we used $2.7 million to repurchase shares through our

redemption plan, as described below. We also received $9.3 million in proceeds from mortgage financing as a result of refinancing a maturing mortgage loan.

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. The terms of the plan limit the number of shares we may redeem so that the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. Due to higher levels of redemption requests as compared to prior years, as of the second quarter of 2009 redemptions totaled approximately 5% of total shares outstanding. In light of reaching the 5% limitation and our desire to preserve capital and liquidity, in June 2009 our board of directors approved the suspension of our redemption plan, effective for all redemption requests received subsequent to June 1, 2009, which was the deadline for all redemptions taking place in the second quarter of 2009. We may make limited exceptions to the suspension of the plan in cases of death or qualifying disability. The suspension continues as of the date of this Report and will remain in effect until our board of directors, in its discretion, determines to reinstate the redemption plan. We cannot give any assurances as to the timing of any further actions by the board with regard to the plan.

For the year ended December 31, 2010, we redeemed 268,626 shares of our common stock pursuant to our redemption plan at a price per share of $9.95, all of which were redeemed under the limited exceptions to the suspension of our redemption plan as described above. Of the total 2010 redemptions, we redeemed 78,926 shares in the fourth quarter. We funded the share redemptions during 2010 from the proceeds of the sale of shares of our common stock pursuant to our DRIP.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure we use to evaluate our business. For a definition of adjusted cash flow from operating activities and a reconciliation to cash flow from operating activities, see Supplemental Financial Measures below.

Our adjusted cash flow from operating activities for the year ended December 31, 2010 was $136.1 million, a decrease of $0.1 million from 2009.

SUMMARY OF FINANCING

The table below summarizes our non-recourse long-term debt (dollars in thousands):

	DECEMBER 31,	
	2010	**2009**
Balance		
Fixed rate	**$ 1,229,357**	$ 1,293,631
Variable rate[a]	**265,243**	385,298
TOTAL	**$ 1,494,600**	**$ 1,678,929**
Percent of total debt		
Fixed rate	**82%**	77%
Variable rate[a]	**18%**	23%
	100%	**100%**
Weighted average interest rate at end of year		
Fixed rate	**5.8%**	5.9%
Variable rate[a]	**5.3%**	5.2%

(a) Variable-rate debt at December 31, 2010 included (i) $158.7 million that was effectively converted to fixed rates through interest rate swap derivative instruments and (ii) $106.5 million in non-recourse mortgage loan obligations that bore interest at fixed rates but that convert to variable rates during their term.

CASH RESOURCES

At December 31, 2010, our cash resources consisted of cash and cash equivalents of $104.7 million. Of this amount, $23.0 million, at then current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had unleveraged properties that had an aggregate carrying value of $56.2 million at December 31, 2010, although there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments as well as for working capital needs and other commitments.

CASH REQUIREMENTS

During 2011, we expect that cash payments will include paying distributions to our shareholders and to our affiliates who hold noncontrolling interests in entities we control and making scheduled mortgage loan principal payments of $101.3 million, as well as other normal recurring operating expenses. Balloon payments on our mortgage loan obligations totaling $57.8 million will be due during 2011, inclusive of amounts attributable to noncontrolling interests of $17.2 million, of which $21.2 million was refinanced and $6.3 million was paid in January 2011, inclusive of amounts attributable to noncontrolling interests of $7.1 million and $2.1 million, respectively. In addition, our share of balloon payments due during 2011 on our unconsolidated ventures totals $20.8 million, of which $4.9 million was paid in February 2011. We are actively seeking to refinance certain of these loans and believe we have sufficient financing alternatives and/or cash resources that can be used to make these payments.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, off-balance sheet arrangements, and other contractual obligations at December 31, 2010 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Non-recourse debt—Principal[(a)]	**$ 1,493,281**	$ 101,296	$ 292,927	$ 558,178	$ 540,880
Deferred acquisition fees—Principal	**3,696**	2,212	1,463	21	—
Interest on borrowings and deferred acquisition fees[(b)]	**402,251**	84,299	141,345	86,548	90,059
Subordinated disposition fees[(c)]	**7,249**	—	7,249	—	—
Operating and other lease commitments[(d)]	**23,467**	2,418	3,907	3,890	13,252
	$ 1,929,944	**$ 190,225**	**$ 446,891**	**$ 648,637**	**$ 644,191**

(a) Excludes $1.3 million of unamortized discount on a note, which is included in non-recourse debt at December 31, 2010.

(b) Interest on unhedged variable-rate debt obligations was calculated using the applicable variable interest rates and balances outstanding at December 31, 2010.

(c) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame.

(d) Operating and other lease commitments consist primarily of the total minimum rents payable on the ground leases, property improvement commitments and our share of total minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of noncontrolling interests of $1.3 million. The table above excludes the rental obligations under ground leases of two ventures in which we own a combined interest of 38%. These obligations total $32.3 million over the lease terms, which extend through 2091. We account for these ventures under the equity method of accounting.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2010. At December 31, 2010, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

Equity Investments in Real Estate

We acquired interests in two related investments in 2007 (the "Hellweg 2" transaction) that are accounted for under the equity method of accounting, as we do not have a controlling interest but over which we exercise significant influence. The remaining ownership of these entities is held by the advisor and certain of our affiliates. The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and such was structured to effectively transfer the economics of ownership to us and our affiliates, while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. We acquired an interest in a venture, the "property venture," that in turn acquired a 24.7% (direct and indirect) ownership interest in a limited partnership owning 37 properties throughout Germany. Concurrently, we also acquired an interest in a second venture, the "lending venture," that made a loan, the "note receivable," to the holder of the remaining 75.3% (direct and indirect) interests in the limited partnership, which is referred to in this Report as our partner. In connection with the acquisition, the property venture agreed to three option agreements that give the property venture the right to purchase, from our partner, the remaining 75.3% (direct and indirect) interest in the limited partnership at a price equal to the principal amount of the note receivable at the time of purchase. In November 2010, the property venture exercised the first of its three options and acquired from our partner a 70% direct interest in the limited partnership, thus owning a (direct and indirect) 94.7% interest in the limited partnership. The property venture has assignable option agreements to acquire the remaining (direct and indirect) 5.3% interest in the limited partnership by October 2012. If the property venture does not exercise its option agreements, our partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase. Currently, under the terms of the note receivable, the lending venture will receive interest income that approximates 5.3% of all income earned by the limited partnership less adjustments. Our total effective ownership interest in the ventures is approximately 38%.

Upon exercise of the relevant option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect, upon exercise of the respective purchase option or put option, to have the loan from the lending venture to the seller repaid by a deemed transfer of cash. The deemed transfer will be in amounts necessary to fully satisfy the seller's obligations to the lending venture, and the lending venture will be deemed to have transferred such funds up to us and our affiliates as if they had been recontributed down into the property venture based on their pro rata ownership. Accordingly, at December 31, 2010 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest, the aggregate of which would be $2.2 million, with our share approximating $0.9 million. In addition, our maximum exposure to loss on these ventures was $18.8 million (inclusive of both our existing investment and the amount to fund our future commitment).

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. With the exception of the venture that leases properties to Marriott International, Inc., which is owned with an unaffiliated third party, the underlying investments are jointly owned with our affiliates. Summarized financial information for these ventures and our ownership interest in the ventures at December 31, 2010 are presented below. Summarized financial information provided represents the total amounts attributable to the ventures and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2010	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
The Upper Deck Company[(a)]	50%	$ 26,845	$ 9,817	2/2011
Del Monte Corporation	50%	14,739	10,092	8/2011
PetSmart, Inc.	30%	65,743	37,404	12/2011
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[(b)(c)]	33%	43,297	21,388	8/2015
SaarOTEC (formerly Görtz & Schiele GmbH & Co.) and Goertz & Schiele Corp.[(b)(d)]	50%	6,686	9,050	12/2016 & 1/2017
Builders FirstSource, Inc.	40%	10,703	6,408	3/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[(b)(e)]	38%	429,917	369,323	4/2017
Advanced Micro Devices, Inc.[(f)]	33%	82,675	57,166	1/2019
Hologic, Inc.	64%	26,627	14,143	5/2023
The Talaria Company (Hinckley)[(g)]	30%	49,038	29,427	6/2025
Marriott International, Inc.	47%	132,777	—	N/A
Schuler A.G.[(b)(h)]	34%	68,198	—	N/A
		$ 957,245	**$ 564,218**	

(a) In February 2011, this venture repaid its maturing mortgage loan. We recognized an other-than-temporary impairment charge of $4.8 million to reduce the carrying value of this venture to its estimated fair value during 2010 (Note 11).

(b) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2010.

(c) A former tenant, Wagon Automotive GmbH, terminated its lease in bankruptcy proceedings effective May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business and began paying rent to us at a significantly reduced rate. Subsequently, in April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged.

(d) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings, and in March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease with the venture on substantially the same terms. We recognized an other-than-temporary impairment charge on this venture of $0.2 million during 2010.

(e) Ownership interest represents our combined interest in two ventures. Total assets excludes a note receivable from an unaffiliated third party. Total third-party debt excludes a related noncontrolling interest that is redeemable by the unaffiliated third party. The note receivable and noncontrolling interest each had a carrying value of $21.8 million at December 31, 2010.

(f) In connection with a debt refinancing in August 2010, the structure of this venture was modified and is subsequently being accounted for as a tenancy-in-common. Therefore, during the third quarter of 2010, we recorded an adjustment to deconsolidate this venture and account for it under the equity method of accounting.

(g) We recognized an other-than-temporary impairment charge of $0.6 million in connection with this venture during the year ended December 31, 2010 (Note 11).

(h) We recognized an other-than-temporary impairment charge of $1.5 million related to this venture during the year ended December 31, 2010 (Note 11).

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE LEASES

We classify our leases for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets related to leases classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of leases may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term, and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant, and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenant-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

IMPAIRMENTS

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant, or the rejection of a lease in a bankruptcy proceeding. Impairment charges do not necessarily reflect the true economic loss caused by the default of the tenant, which may be greater or less than the impairment amount. In addition,

we use non-recourse debt to finance our acquisitions, and to the extent that the value of an asset is written down to below the value of its debt, there is an unrealized gain that will be triggered when we turn the asset back to the lender in satisfaction of the debt. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale, and equity investments in real estate. We may also incur impairment charges on marketable securities. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied, and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its esti-

mated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. Beginning in 2009, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in Other comprehensive income ("OCI"). Prior to 2009, all portions of other-than-temporary impairments were recorded in earnings.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (16 lessees represented 67% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile, and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance using a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Subsequent Events

In January 2011, a venture in which we and an affiliate hold 15% and 85% interests, respectively, entered into an investment in the Netherlands for a total cost of approximately $207.5 million, of which our share is approximately $31.1 million. In March 2011, the venture obtained non-recourse mortgage financing of approximately $98.4 million for this investment. Our share of the financing is approximately $14.8 million.

In February 2011, we returned a property previously leased to Advanced Accessory Systems LLC to the lender in exchange for the lender's agreement to release us from all related non-recourse mortgage loan obligations. On the date of disposition, the property had a carrying value of approximately $2.7 million, reflecting the impact of impairment charges totaling $8.4 million incurred in 2009, and the related non-recourse mortgage loan had an outstanding balance of approximately $6.1 million.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations — as Adjusted

Funds from Operations, ("FFO") is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, gains or losses from sales of depreciated real estate assets and extraordinary items; however, FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are to be included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers. Although NAREIT has published this definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

We modify the NAREIT computation of FFO to include other adjustments to GAAP net income for certain non-cash charges, where applicable, such as gains or losses on extinguishment of debt and deconsolidation of subsidiaries, amortization of intangibles, straight-line rents, impairment charges on real estate and unrealized foreign currency exchange gains and losses. We refer to our modified definition of FFO as "Funds from Operations — as Adjusted," or "AFFO," and we employ it as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies. We exclude these items from GAAP net income as they are not the primary drivers in our decision-making process. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows. As a result, we believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better understand and measure the performance of our business over time without the potentially distorting impact of these short-term fluctuations.

FFO and AFFO for the years ended December 31, 2010, 2009 and 2008 are presented below (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Net income (loss) attributable to CPA®:15 shareholders	**$ 59,777**	$ (248)	$ 28,694
Adjustments:			
Depreciation and amortization of real property	**59,179**	63,285	64,724
Gain on sale of real estate	**(33,001)**	(11,332)	(718)
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO:			
Depreciation and amortization of real property	**8,360**	8,109	8,393
Gain on sale of real estate	**(196)**	(3)	—
Proportionate share of adjustments for noncontrolling interests	**2,208**	(12,983)	(18,603)
Total adjustments	**36,550**	47,076	53,796
FFO — as defined by NAREIT	**96,327**	46,828	82,490
Adjustments:			
Gain on deconsolidation of subsidiary	**(11,493)**	—	—
Loss on extinguishment of debt	—	500	—
Other depreciation, amortization and non-cash charges	**(708)**	(1,451)	5,436
Straight-line and other rent adjustments	**1,133**	(604)	5,817
Impairment charges	**18,176**	56,345	40,741
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at AFFO:			
Other depreciation, amortization and non-cash charges	**329**	441	1,331
Straight-line and other rent adjustments	**18**	771	563
Impairment charges	**9,621**	10,284	1,310
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	**(5,374)**	(3,970)	(7,396)
Total adjustments	**11,702**	62,316	47,802
AFFO	**$ 108,029**	$ 109,144	$ 130,292

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our non-controlling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for the years ended December 31, 2010, 2009 and 2008 is presented below (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Cash flow provided by operating activities	**$ 166,940**	$ 160,033	$ 180,789
Adjustments:			
Distributions received from equity investments in real estate in excess of equity income, net	**5,318**	7,414	4,320
Distributions paid to noncontrolling interests, net	**(32,424)**	(35,911)	(50,033)
Changes in working capital	**(3,724)**	4,653	1,703
Advisor settlement	—	—	(9,111)
Adjusted cash flow from operating activities	**$ 136,110**	$ 136,189	$ 127,668
Distributions declared (weighted average share basis)	**$ 92,250**	$ 89,984	$ 88,751

While we believe our FFO, AFFO and Adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company's operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO, AFFO and Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to our FFO, AFFO and Adjusted cash flow from operating activities measures.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries.

We do not generally use derivative financial instruments to manage foreign currency exchange rate risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes.

INTEREST RATE RISK

The value of our real estate and related fixed-rate debt obligations is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We hold a participation in Carey Commercial Mortgage Trust ("CCMT"), a mortgage pool consisting of $172.3 million of mortgage debt collateralized by properties and lease assignments on properties jointly owned by us and two affiliates. With our affiliates, we also purchased subordinated interests totaling $24.1 million, in which we own a 44% interest. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. At December 31, 2010, there have been no defaults. We account for the CCMT as a security that we expect to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions, and the creditworthiness of lessees at the mortgaged properties. At December 31, 2010, we estimate that our total interest in CCMT had a fair value of $10.4 million, an increase of $0.7 million from the fair value at December 31, 2009.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as such, may enter into interest rate swap agreements or interest rate cap agreements with lenders that effectively convert the variable-rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in

which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. We estimate that the fair value of our interest rate swaps, which are included in accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a net liability position of $10.4 million, inclusive of amounts attributable to noncontrolling interests of $2.6 million at December 31, 2010 (Note 10).

Certain of our unconsolidated ventures, in which we have interests ranging from 30% to 50%, have obtained participation rights in interest rate swaps obtained by the lenders of non-recourse mortgage financing to the ventures. The participation rights are deemed to be embedded credit derivatives. These derivatives generated a total unrealized loss of $0.8 million during 2010, representing the total amount attributable to the ventures, not our proportionate share. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains and losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

At December 31, 2010, substantially all of our non-recourse debt either bore interest at fixed rates, was swapped to a fixed rate, or bore interest at fixed rates that were scheduled to convert to variable rates during their term. The estimated fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed-rate debt at December 31, 2010 ranged from 4.3% to 10.0%. The annual interest rates on our variable-rate debt at December 31, 2010 ranged from 5.1% to 7.6%. Our debt obligations are more fully described in Financial Condition in "Management's Discussion and Analysis of Financial Condition and Results of Operations" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2010 (in thousands):

	2011	2012	2013	2014	2015	THEREAFTER	TOTAL	FAIR VALUE
Fixed-rate debt	$ 92,357	$ 134,782	$ 135,452	$ 280,803	$ 185,999	$ 399,964	$ 1,229,357	$ 1,214,527
Variable-rate debt	$ 8,939	$ 12,744	$ 9,949	$ 89,070	$ 3,625	$ 140,916	$ 265,243	$ 265,213

A decrease or increase in interest rates of 1% would change the estimated fair value of such debt at December 31, 2010 by an aggregate increase of $59.8 million or an aggregate decrease of $56.3 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in the European Union, and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, primarily in the Euro and, to a lesser extent, the British Pound Sterling, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligations to the lender and the tenant's rental obligations to us in the same currency. We are generally a net receiver of the foreign currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar, relative to the foreign currencies. For 2010, we recognized unrealized foreign currency gains of $0.6 million and realized foreign currency losses of $0.9 million. These losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the foreign currencies on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

Through the date of this Report, we had not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases, for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2011	2012	2013	2014	2015	THEREAFTER	TOTAL
Euro	$ 87,553	$ 83,770	$ 83,865	$ 84,254	$ 71,667	$ 445,556	$ 856,665
British pound sterling	1,332	1,332	1,377	1,507	1,507	33,439	40,494
	$ 88,885	**$ 85,102**	**$ 85,242**	**$ 85,761**	**$ 73,174**	**$ 478,995**	**$ 897,159**

Scheduled debt service payments (principal and interest) for the mortgage notes payable for our foreign operations during each of the next five years and thereafter are as follows (in thousands):

DEBT SERVICE[a][b]	2011	2012	2013	2014	2015	THEREAFTER	TOTAL
Euro	$ 76,992	$ 52,980	$ 52,852	$ 199,279	$ 174,376	$ 287,101	$ 843,580
British pound sterling	731	727	720	789	10,588	—	13,555
	$ 77,723	**$ 53,707**	**$ 53,572**	**$ 200,068**	**$ 184,964**	**$ 287,101**	**$ 857,135**

(a) Based on the applicable exchange rates at December 31, 2010. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.
(b) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2010.

As a result of scheduled balloon payments on non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2014 and 2015. In 2014 and 2015, balloon payments totaling $164.7 million and $152.2 million, respectively, are due on four and two, respectively, non-recourse mortgage loans that are collateralized by properties that we own with affiliates. We anticipate that, by 2014 and 2015, we and our noncontrolling interest partners will seek to refinance certain of these loans or will use existing cash resources to make these payments, if necessary.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2010, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $2.0 million.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and schedule are filed as a part of this Report:

Report of Independent Registered Public Accounting Firm 33
Consolidated Balance Sheets 34
Consolidated Statements of Operations 35
Consolidated Statements of Comprehensive Income (Loss) 36
Consolidated Statements of Equity 37
Consolidated Statements of Cash Flows 38
Notes to Consolidated Financial Statements 40

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 15 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 15 Incorporated and its subsidiaries (the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 31, 2011

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2010	2009
Assets		
Investments in real estate:		
Real estate, at cost (inclusive of amounts attributable to consolidated variable interest entity ("VIE") of $7,861 for both periods presented)	**$ 2,091,380**	$ 2,267,459
Accumulated depreciation (inclusive of amounts attributable to consolidated VIE of $(1,167) and $(995), respectively)	**(298,531)**	(281,854)
NET INVESTMENTS IN PROPERTIES	**1,792,849**	1,985,605
Net investment in direct financing leases	**323,166**	372,636
Assets held for sale	**739**	—
Equity investment in real estate	**181,000**	181,771
NET INVESTMENTS IN REAL ESTATE	**2,297,754**	2,540,012
Cash and cash equivalents (inclusive of amounts attributable to consolidated VIE of $561 and $182, respectively)	**104,673**	69,379
Intangible assets, net (inclusive of amounts attributable to consolidated VIE of $645 and $698, respectively)	**163,610**	211,734
Other assets, net (inclusive of amounts attributable to consolidated VIE of $833 and $873, respectively)	**128,018**	137,963
TOTAL ASSETS	**$ 2,694,055**	**$ 2,959,088**
Liabilities and Equity		
Liabilities:		
Non-recourse debt (inclusive of amounts attributable to consolidated VIE of $4,480 and $4,668, respectively)	**$ 1,494,600**	$ 1,678,929
Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIE of $271 and $280, respectively)	**40,587**	38,431
Prepaid and deferred rental income and security deposits (inclusive of amounts attributable to consolidated VIE of $63 and $62, respectively)	**65,443**	78,922
Due to affiliates	**16,003**	18,303
Distributions payable	**23,333**	22,698
TOTAL LIABILITIES	**1,639,966**	1,837,283
Commitments and contingencies (Note 14)		
Equity:		
CPA®:15 shareholders' equity:		
Common stock, $0.001 par value; 240,000,000 shares authorized; 144,680,751 and 141,748,316 shares issued, respectively	**145**	142
Additional paid-in capital	**1,346,230**	1,315,521
Distributions in excess of accumulated earnings	**(330,380)**	(297,779)
Accumulated other comprehensive (loss) income	**(10,099)**	2,201
	1,005,896	1,020,085
Less, treasury stock at cost, 16,191,899 and 15,923,273 shares, respectively	**(170,580)**	(167,907)
TOTAL CPA®:15 SHAREHOLDERS' EQUITY	**835,316**	852,178
Noncontrolling interests	**218,773**	269,627
TOTAL EQUITY	**1,054,089**	1,121,805
TOTAL LIABILITIES AND EQUITY	**$ 2,694,055**	**$ 2,959,088**

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2010	2009	2008
Revenues			
Rental income	**$ 227,573**	$ 235,365	$ 235,236
Interest income from direct financing leases	**32,162**	38,822	45,610
Other operating income	**6,850**	6,949	7,761
	266,585	281,136	288,607
Operating Expenses			
Depreciation and amortization	**(59,639)**	(61,622)	(63,158)
Property expenses	**(39,233)**	(40,891)	(43,786)
General and administrative	**(8,069)**	(8,838)	(9,864)
Impairment charges	**(17,852)**	(48,546)	(1,330)
	(124,793)	(159,897)	(118,138)
Other Income and Expenses			
Income from equity investment in real estate	**7,857**	4,010	12,460
Other interest income	**1,828**	2,323	5,463
Other income and (expenses)	**(214)**	1,312	3,440
Gain (loss) on disposition of direct financing leases	**15,592**	(41)	—
Gain on deconsolidation of a subsidiary	**11,493**	—	—
Advisor settlement (Note 13)	—	—	9,111
Interest expense	**(91,812)**	(100,355)	(108,211)
	(55,256)	(92,751)	(77,737)
Income from continuing operations before income taxes	**86,536**	28,488	92,732
Provision for income taxes	**(4,214)**	(4,917)	(6,818)
Income from continuing operations	**82,322**	**23,571**	**85,914**
Discontinued Operations			
Income from operations of discontinued properties	**849**	3,220	4,758
Gain (loss) on sale of real estate	**17,409**	12,406	(67)
Loss on extinguishment of debt	—	(1,498)	—
Impairment charges	**(324)**	(7,799)	(39,411)
Income (loss) from discontinued operations	**17,934**	6,329	(34,720)
NET INCOME	**100,256**	**29,900**	**51,194**
Less: Net income attributable to noncontrolling interests	(40,479)	(30,148)	(22,500)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ 59,777**	**$ (248)**	**$ 28,694**
Earnings (Loss) Per Share			
Income (loss) from continuing operations attributable to CPA®:15 shareholders	$ 0.43	$ (0.01)	$ 0.41
Income (loss) from discontinued operations attributable to CPA®:15 shareholders	0.04	0.01	(0.19)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ 0.47**	—	**$ 0.22**
WEIGHTED AVERAGE SHARES OUTSTANDING	**127,312,274**	**125,834,605**	**128,588,054**
Amounts Attributable to CPA®:15 Shareholders			
Income (loss) from continuing operations, net of tax	$ 54,493	$ (1,206)	$ 53,451
Income (loss) from discontinued operations, net of tax	5,284	958	(24,757)
NET INCOME (LOSS)	**$ 59,777**	**$ (248)**	**$ 28,694**

Consolidated Statements of Comprehensive Income (Loss)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2010	2009	2008
NET INCOME	**$ 100,256**	**$ 29,900**	**$ 51,194**
Other Comprehensive Income			
Foreign currency translation adjustment	**(15,719)**	1,618	(27,915)
Change in unrealized gain (loss) on marketable securities	**776**	925	(1,672)
Change in unrealized loss on derivative instruments	**(2,841)**	(1,863)	(15,138)
	(17,784)	680	(44,725)
COMPREHENSIVE INCOME	**82,472**	30,580	6,469
Amounts Attributable to Noncontrolling Interests			
Net income	**(40,479)**	(30,148)	(22,500)
Foreign currency translation adjustment	**4,551**	509	6,682
Change in unrealized loss on derivative instrument	**933**	552	3,339
Comprehensive income attributable to noncontrolling interests	**(34,995)**	(29,087)	(12,479)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CPA®:15 SHAREHOLDERS	**$ 47,477**	**$ 1,493**	**$ (6,010)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL CPA®:15 SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2008	128,520,680	$ 136	$ 1,247,241	$ (148,490)	$ 35,164	$ (72,154)	$ 1,061,897	$ 300,031	$ 1,361,928
Shares issued $.001 par, at $11.59 and $11.40 per share, net of offering costs	1,735,987	2	19,649				19,651		19,651
Shares, $.001 par, issued to advisor at $12.20 per share	1,306,304	1	15,936				15,937		15,937
Contributions from noncontrolling interests							—	11,128	11,128
Distributions declared ($0.6902 per share)				(88,153)			(88,153)		(88,153)
Distributions to noncontrolling interests							—	(51,733)	(51,733)
Net income				28,694			28,694	22,500	51,194
Other comprehensive income:									
Foreign currency translation adjustment					(21,233)		(21,233)	(6,682)	(27,915)
Change in unrealized gain on marketable securities					(1,672)		(1,672)		(1,672)
Change in unrealized gain on derivative instruments					(11,799)		(11,799)	(3,339)	(15,138)
Repurchase of shares	(5,030,784)					(57,079)	(57,079)		(57,079)
BALANCE AT DECEMBER 31, 2008	126,532,187	139	1,282,826	(207,949)	460	(129,233)	946,243	271,905	1,218,148
Shares issued $.001 par, at $10.93 and $11.95 per share, net of offering costs	1,807,202	2	19,969				19,971		19,971
Shares, $.001 par, issued to advisor at $11.50 per share	1,100,634	1	12,726				12,727		12,727
Contributions from noncontrolling interests							—	18,157	18,157
Distributions declared ($0.7151 per share)				(89,582)			(89,582)		(89,582)
Distributions to noncontrolling interests							—	(49,522)	(49,522)
Net (loss) income				(248)			(248)	30,148	29,900
Other comprehensive loss:									
Foreign currency translation adjustment					2,127		2,127	(509)	1,618
Change in unrealized loss on marketable securities					925		925		925
Change in unrealized loss on derivative instruments					(1,311)		(1,311)	(552)	(1,863)
Repurchase of shares	(3,614,980)					(38,674)	(38,674)		(38,674)
BALANCE AT DECEMBER 31, 2009	125,825,043	142	1,315,521	(297,779)	2,201	(167,907)	852,178	269,627	1,121,805
Shares issued $.001 par, at $10.17 and $10.93 per share, net of offering costs	1,891,974	2	19,547				19,549		19,549
Shares, $.001 par, issued to advisor at $10.70 per share	1,040,461	1	11,162				11,163		11,163
Contributions from noncontrolling interests							—	7,731	7,731
Deconsolidation of a venture							—	(27,439)	(27,439)
Distributions declared ($0.7246 per share)				(92,378)			(92,378)		(92,378)
Distributions to noncontrolling interests							—	(65,772)	(65,772)
Net income				59,777			59,777	40,479	100,256
Other comprehensive income (loss):									
Foreign currency translation adjustment					(11,168)		(11,168)	(4,920)	(16,088)
Change in unrealized gain on marketable securities					776		776		776
Change in unrealized loss on derivative instruments					(1,908)		(1,908)	(933)	(2,841)
Repurchase of shares	(268,626)					(2,673)	(2,673)		(2,673)
BALANCE AT DECEMBER 31, 2010	**128,488,852**	**$ 145**	**$ 1,346,230**	**$ (330,380)**	**$ (10,099)**	**$ (170,580)**	**$ 835,316**	**$ 218,773**	**$ 1,054,089**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2010	2009	2008
Cash Flows—Operating Activities			
Net income (loss)	**$ 100,256**	$ 29,900	$ 51,194
Adjustments to net income:			
Depreciation and amortization including intangible assets and deferred financing costs	**62,226**	65,294	68,815
Straight-line rent and financing lease adjustments	**9,443**	6,621	5,817
Income from equity investments in real estate in excess of distributions received	**8,423**	11,244	2,594
Issuance of shares to affiliate in satisfaction of fees due	**11,163**	12,727	15,937
Realized loss (gain) on foreign currency transactions, derivative instruments and other, net	**891**	17	(10,278)
Unrealized loss (gain) on foreign currency transactions, derivative instruments and other, net	**(677)**	(1,552)	7,950
Gain on deconsolidation of a subsidiary	**(11,493)**	—	—
Gain on sale of real estate, net	**(33,001)**	(11,332)	(718)
Impairment charges	**18,176**	56,345	40,741
(Increase) decrease in cash held in escrow for operating activities	**(2,190)**	(4,578)	440
Changes in operating assets and liabilities	**3,723**	(4,653)	(1,703)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**166,940**	**160,033**	**180,789**
Cash Flows—Investing Activities			
Distributions from equity investments in real estate in excess of equity income	**14,786**	7,412	23,130
Capital expenditures and acquisitions of real estate	**(5,161)**	(2,379)	(269)
Contributions to equity investments in real estate	**(736)**	—	(26,633)
Funds placed in escrow for construction of real estate	**—**	(5,327)	—
Funds released from escrow for construction of real estate	**4,725**	—	—
Proceeds from sale of real estate	**88,862**	9,481	11,966
Payment of deferred acquisition fees to an affiliate	**(3,530)**	(6,903)	(8,413)
Proceeds from exercise of common stock warrants	**—**	—	85
Repayment of loan from affiliate	**—**	—	7,569
NET CASH PROVIDED BY INVESTING ACTIVITIES	**(98,946)**	**(2,284)**	**(7,435)**
Cash Flows—Financing Activities			
Distributions paid[a]	**(91,743)**	(88,939)	(98,153)
Distributions paid to noncontrolling interests	**(65,772)**	(49,522)	(51,733)
Contributions from noncontrolling interests	**7,731**	18,157	11,128
Proceeds from mortgages	**9,315**	40,497	68,000
Prepayment of mortgage principal	**(24,421)**	(14,623)	(88,941)
Scheduled payments of mortgage principal	**(79,905)**	(92,765)	(42,662)
Deferred financing costs, net of deposits refunded	**(267)**	(1,116)	(1,409)
Proceeds from issuance of shares, net of costs	**19,549**	19,971	19,651
Purchase of treasury stock	**(2,673)**	(38,674)	(57,079)
NET CASH USED IN FINANCING ACTIVITIES	**(228,186)**	**(207,014)**	**(241,198)**
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(2,406)**	2,044	(1,845)
Net increase (decrease) in cash and cash equivalents	**35,294**	(42,653)	(54,819)
Cash and cash equivalents, beginning of year	**69,379**	112,032	166,851
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 104,673**	**$ 69,379**	**$ 112,032**

(a) Includes a special distribution of $10.2 million ($0.08 per share) declared in December 2007 and paid in January 2008.

SUPPLEMENTAL CASH FLOW INFORMATION (IN THOUSANDS):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
INTEREST PAID	**$ 94,517**	$ 103,682	$ 115,029
INCOME TAXES PAID	**$ 4,195**	$ 7,599	$ 5,974

See Notes to Consolidated Financial Statements.

SUPPLEMENTAL NONCASH INVESTING ACTIVITIES (IN THOUSANDS):

During 2010, we recorded an adjustment to deconsolidate a venture and account for it under the equity method of accounting as a result of changing the structure of the venture in connection with a debt refinancing (Note 6). As a result of the deconsolidation, our Equity investment in real estate increased by $24.2 million. The following table shows the decreases in these accounts on the date of deconsolidation:

Assets	
Net investments in properties	$ (58,743)
Cash and cash equivalents	(7)
Intangible assets, net	(13,473)
Other assets, net	(10,727)
Total	**$ (82,950)**
Liabilities	
Non-recourse debt	$ 32,670
Accounts payable, accrued expenses and other liabilities	3
Prepaid and deferred rental income and security deposits	10,178
Total	**$ 42,851**
Equity	
Accumulated other comprehensive loss	$ (3)
Noncontrolling interests	27,419
Total	**$ 27,416**

1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 15 Incorporated is a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At December 31, 2010, our portfolio was comprised of our full or partial ownership interests in 347 properties, substantially all of which were triple-net leased to 78 tenants, and totaled approximately 30 million square feet (on a pro rata basis) with an occupancy rate of approximately 97% (occupancy rate and square footage are unaudited). We were formed in 2001 and are managed by the advisor.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

In June 2009, the FASB issued amended guidance related to the consolidation of VIEs. The amended guidance affects the overall consolidation analysis, changing the approach taken by companies in identifying which entities are VIEs and in determining which party is the primary beneficiary, and requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. Additionally, the guidance requires an ongoing reconsideration of the primary beneficiary and provides a framework for the events that trigger a reassessment of whether an entity is a VIE. We adopted this amended guidance on January 1, 2010, which did not require consolidation of any additional VIEs, but we have disclosed the assets and liabilities related to a previously consolidated VIE, of which we are the primary beneficiary and which we consolidate, separately in our consolidated balance sheets for all periods presented. The adoption of this amended guidance did not have a material impact on our financial position and results of operations.

In connection with the adoption of the amended guidance on the consolidation of VIEs, we performed an analysis of all of our subsidiary entities, including our venture entities with other parties, to determine whether they qualify as VIEs and whether they should be consolidated or accounted for as equity investments in an unconsolidated venture. As a result of our quantitative and qualitative assessment

to determine whether these entities are VIEs, we identified one entity that was deemed to be a VIE as the third-party tenant that leases property from the entity has the right to repurchase the property during the term of their lease at a fixed price.

After making the determination that this entity was a VIE, we performed an assessment as to which party would be considered the primary beneficiary of the entity and would be required to consolidate the entity's balance sheet and results of operations. This assessment was based upon which party (i) had the power to direct activities that most significantly impact the entity's economic performance and (ii) had the obligation to absorb the expected losses of or right to receive benefits from the VIE that could potentially be significant to the VIE. Based on our assessment, it was determined that we would continue to consolidate the VIE. Activities that we considered significant in our assessment included which entity had control over financing decisions, leasing decisions, and ability to sell the entity's assets.

Because we generally utilize non-recourse debt, our maximum exposure to the VIE is limited to the equity we have invested in the VIE. We have not provided financial or other support to the VIE, and there were no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in the entity.

We have investments in tenant-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation.

Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Additionally, we own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influences. We account for these investments under the equity method of accounting. At times the carrying value of our equity investments may fall to below zero for certain investments. We are obligated to fund future operating losses for these investments.

We have several interests in consolidated ventures that have noncontrolling interests with finite lives. As these are not considered to be mandatorily redeemable noncontrolling interests, we have reflected them as Noncontrolling interests in equity in the consolidated financial statements. The carrying value of these noncontrolling interests at December 31, 2010 and 2009 was $26.3 million and $31.8 million, respectively. The fair value of these noncontrolling interests at December 31, 2010 and 2009 was $22.6 million and $26.4 million, respectively.

Out-of-Period Adjustments

During the fourth quarter of 2010, we identified several errors in the consolidated financial statements for the years ended December 31, 2004 through 2009. As a result of these errors, net income was understated by $0.6 million, $0.4 million and $2.3 million during 2007, 2008 and 2009, respectively. These errors pertained to the misapplication of guidance for accounting for: a lease amendment transaction in an equity investment during 2007; certain foreign exchange gains and losses during 2007, 2008, 2009 and 2010; the impairments of two direct financing leases in 2009; and the allocation of purchase price of one of our properties in 2004. We concluded that these adjustments were not material to this or any of the prior period's consolidated financial statements. As such, a cumulative correction was recorded in the statement of operations in the fourth quarter of 2010, rather than restating prior periods. This correction resulted in a net increase of $3.1 million to income from operations for the year ended December 31, 2010.

During the first quarter of 2010, we identified an error in the consolidated financial statements for the third and fourth quarters of 2009. This error related to the recognition of cash received on a note receivable of $0.3 million in both the third and fourth quarters of 2009. As a result of this error, net loss was understated by $0.6 million for the year ended 2009. We concluded this adjustment was not material to our results for the year ended December 31, 2009, and as such, this cumulative change was recorded in the statement of operations in the first quarter of 2010 as an out-of-period adjustment.

During the fourth quarter of 2009, we identified errors in the consolidated financial statements for the years ended December 31, 2002 through the third quarter of 2009. These errors related to foreign currency translation adjustment of amortization of intangible assets on two foreign investments aggregating $1.3 million over the period from 2002 to the third quarter of 2009, inclusive of amounts attributable to noncontrolling interests of $0.6 million. As a result of these errors, net income was understated by less than $0.1 million in 2002 and overstated by $0.1 million in 2003, 2004 and 2005, $0.2 million in 2006, $0.3 million in 2007, $0.4 million in 2008, and $0.2 million during the first three quarters of 2009. These amounts are inclusive of amounts attributable to noncontrolling interests of less than $0.1 million in 2003 and 2004, $0.1 million in 2005–2007, $0.2 million in 2008, and $0.1 million during the first three quarters of 2009. We concluded that these adjustments were not material to any prior period's consolidated financial statements. As such, this cumulative charge was recorded in the statement of operations for the year ended December 31, 2009, rather than restating prior periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of each intangible, including above-market and below-market lease values, in-place lease values and tenant relationship values, to expense.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 8) and equity securities, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of OCI until realized.

Other Assets and Other Liabilities

We include escrow balances and tenant security deposits held by lenders, restricted cash balances, accrued rents and interest receivable, common stock warrants and derivative instruments, marketable securities, and deferred charges in Other assets. We include deferred rental income, derivative instruments, and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2010, 2009 and 2008, although we are legally obligated for payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of approximately $30.0 million, $28.3 million and $28.9 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area. Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices, or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing leases — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (16 lessees represented 67% of lease revenues during 2010), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile, and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Acquisition Costs

In accordance with the FASB's revised guidance for business combinations, which we adopted on January 1, 2009, we immediately expense all acquisition costs and fees associated with transactions deemed to be business combinations, but we capitalize these costs for transactions deemed to be acquisitions of an asset. To the extent we make investments for our owned portfolio that are deemed to be business combinations, our results of operations will be negatively impacted by the immediate expensing of acquisition costs and fees incurred in accordance with the revised guidance, whereas in the past such costs and fees would generally have been capitalized and allocated to the cost basis of the acquisition. Subsequent to the acquisition, there will be a positive impact on our results of operations through a reduction in depreciation expense over the estimated life of the properties. Historically, we have not acquired investments that would be deemed business combinations under the revised guidance.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties or improvements, which range from 2 to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant, or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale, and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes

in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in projected long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied, and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value and may recognize an additional impairment charge if warranted.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. Beginning in 2009, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in OCI. Prior to 2009, all portions of other-than-temporary impairments were recorded in earnings.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied, and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 17).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged, and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency Translation

We have interests in real estate investments in the European Union for which the functional currencies are the Euro and the British Pound Sterling. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from such translation as a component of OCI in equity. At December 31, 2010 and 2009, the cumulative foreign currency translation adjustment (loss) gain was ($2.7) million and $8.4 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) inter-company foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future) when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of OCI in equity. International equity investments in real estate were funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of subordinated intercompany debt with scheduled principal payments, are included in the determination of net income. We recognized unrealized gains from such transactions of $0.6 million, unrealized gains of $1.0 million and unrealized losses of $5.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. For the years ended December 31, 2010, 2009 and 2008, we recognized realized losses of $0.9 million, less than $0.1 million and realized gains of $6.4 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in OCI until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Earnings (Loss) Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings (loss) per share, as presented, represents both basic and dilutive per share amounts for all periods presented in the consolidated financial statements.

3 I AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in effect was recently renewed for an additional year pursuant to its terms effective October 1, 2010. Under the terms of this agreement, the advisor manages our day-to-day operations, for which we pay the advisor asset management and performance fees, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for certain administrative duties performed on our behalf. We also have certain agreements with joint ventures. These transactions are described below.

Asset Management and Performance Fees

We pay the advisor asset management and performance fees, each of which are 1/2 of 1% per annum of our average invested assets and are computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of cash flow from operations of 6% per annum. The asset management and performance fees are payable in cash or restricted shares of our common stock at the advisor's option. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published NAV per share as approved by our board of directors. For 2010, 2009 and 2008, the advisor elected to receive its asset management fees in cash. For 2010 and 2009, the advisor elected to receive 80% of its performance fees from us in restricted shares, with the remaining 20% payable in cash. For 2008, the advisor elected to receive its performance fees in restricted shares. We incurred base asset management fees of $13.8 million, $14.4 million and $15.9 million in 2010, 2009 and 2008, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. At December 31, 2010, the advisor owned 9,163,550 shares (7.1%) of our common stock.

Transaction Fees

We also pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees average 4.5% or less of the aggregate costs of investments acquired and are comprised of a current portion of 2.5%, which is paid at the date the property is purchased, and a deferred portion of 2%, which is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased, subject to satisfaction of the 6% performance criterion. Interest on unpaid installments is 6% per year. We did not incur any current or deferred acquisition fees during 2010. During 2009 and 2008, we incurred current acquisition fees of $0.1 million and $0.5 million, respectively, and deferred acquisition fees of $0.1 million and $0.4 million, respectively. Unpaid installments of deferred acquisition fees totaled $3.7 million and $7.2 million at December 31, 2010 and 2009, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid annual deferred acquisition fee installments of $3.5 million, $6.9 million and $8.4 million in cash to the advisor in January 2010, 2009 and 2008, respectively. We also pay the advisor mortgage refinancing fees, which totaled $0.1 million, $0.1 million and $0.3 million in 2010 and 2009 and 2008, respectively.

We also pay fees to the advisor for services provided to us in connection with the disposition of investments. These fees, which are subordinated to the performance criterion and certain other provisions included in the advisory agreement, are deferred and are payable to the advisor only in connection with a liquidity event. Subordinated disposition fees totaled $7.2 million and $6.2 million at December 31, 2010 and 2009, respectively.

Other Expenses

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. We incurred personnel reimbursements of $3.4 million, $3.1 million and $3.3 million during 2010, 2009 and 2008, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Joint Ventures and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of real estate entities. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.8 million, $0.8 million and $0.9 million during 2010, 2009 and 2008, respectively. Based on gross revenues through December 31, 2010, our current share of future annual minimum lease payments under this agreement would be $0.7 million annually through 2016.

We own interests in entities ranging from 30% to 75%, as well as jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 6).

In December 2007, we loaned $7.6 million to our advisor to fund the advisor's acquisition of certain tenant-in-common interests in Europe. The loan represented the advisor's share of funds from two ventures in which we and the advisor hold 54% and 46% interests, respectively, which we consolidate. The loan was repaid with interest in March 2008. We recognized interest income of $0.1 million during 2008 in connection with this loan.

4 I NET INVESTMENTS IN PROPERTIES

Net Investments in Properties

Net investments in properties, which consists of land and buildings leased to others under operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Land	**$ 461,495**	$ 521,308
Building	**1,629,885**	1,746,151
Less: Accumulated depreciation	**(298,531)**	(281,854)
	$ 1,792,849	**$ 1,985,605**

We did not acquire any real estate assets during 2010. Assets disposed of during the current year period are discussed in Note 17. Additionally, during the third quarter of 2010, we deconsolidated a venture and recorded it under the equity method of accounting as a tenancy-in-common, which resulted in a decrease of $58.7 million. The U.S. dollar strengthened against the Euro, as the end-of-period rate for the U.S. dollar in relation to the Euro at December 31, 2010 decreased by 8% to $1.3253 from $1.4333 at December 31, 2009. The impact of this strengthening was a $52.1 million decrease in net investments in properties at December 31, 2010 compared to December 31, 2009.

See Note 11 for a discussion of impairment charges incurred during 2010, 2009 and 2008, respectively.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based increases under non-cancelable operating leases at December 31, 2010 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2011	$ 220,076
2012	215,120
2013	215,386
2014	207,757
2015	186,437
Thereafter through 2037	1,197,910

There was no percentage rent revenue for operating leases in 2010, 2009 and 2008.

5 I FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolio consists of direct financing leases. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Minimum lease payments receivable	**$ 493,788**	$ 595,936
Unguaranteed residual value	**248,320**	286,478
	742,108	882,414
Less: Unearned income	**(418,942)**	(509,778)
	$ 323,166	$ 372,636

Dispositions of Net Investments in Direct Financing Leases

2010 — In December 2010, we sold our net investment in three direct financing leases for a total price of $35.2 million, net of selling costs, and recognized a net gain on the sales of $15.6 million. In July 2010, we repaid the non-recourse mortgage loans encumbering two of these properties, which had an outstanding balance of $9.4 million. The remaining property was encumbered by non-recourse mortgage debt of $4.0 million, which was paid off at closing. All amounts are inclusive of affiliates' noncontrolling interests in the properties.

2009 — In April 2009, Shires Limited filed for bankruptcy and subsequently vacated four of the six properties it leased from us in the United Kingdom and Ireland. As a result, beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan and used proceeds of $3.6 million drawn from a letter of credit provided by Shires Limited to prepay a portion of the mortgage loan. In September 2009, we sold one of the properties to a third party for $1.0 million and recognized a loss on the sale of $2.1 million. We used the sale proceeds to prepay a further portion of the outstanding mortgage loan balance. In October 2009, we returned the remaining five properties to the lender in exchange for the lenders' agreement to relieve us of all obligations under the related non-recourse mortgage loan. These five properties and related mortgage loan had carrying values of $13.7 million and $13.4 million, respectively, at the date of disposition, excluding impairment charges totaling $19.6 million recognized during 2009 (Note 11). We recognized gains on disposition of real estate and extinguishment of debt of $1.1 million and $1.0 million, respectively, in 2009 in connection with the disposition of these properties. Included in the gain on extinguishment of debt of $1.0 million is the recognition of a gain of $1.4 million related to the write off an interest rate swap related to the debt (Note 10).

In addition, during 2009, we sold two properties that were accounted for as net investments in direct financing leases to third parties for $4.4 million, net of selling costs, and recognized a net loss of less than $0.1 million on the sales, excluding impairment charges totaling $1.5 million recognized during 2009 (Note 11).

During the years ended December 31, 2010, 2009 and 2008, in connection with our annual reviews of our estimated residual values of our properties, we recorded impairment charges related to several direct financing leases totaling $13.7 million, $27.0 million and $1.3 million, respectively. Impairment charges relate primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (see Note 11). At December 31, 2010 and 2009, Other assets, net included $1.4 million and $1.0 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2010 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	
2011	$ 34,576
2012	34,608
2013	32,761
2014	32,484
2015	32,489
Thereafter through 2033	326,870

Percentage rent revenue for direct financing leases was $1.3 million, $0.4 million and $0.4 million during 2010, 2009 and 2008, respectively.

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to the tenant's business and that we believe have a low risk of tenant defaults. At December 31, 2010, none of the balances of our finance receivables were past due and we had not established any allowances for credit losses. Additionally, there have been no modifications of finance receivables. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2010.

A summary of our finance receivables by internal credit quality rating at December 31, 2010 is as follows (in thousands):

INTERNAL CREDIT QUALITY INDICATOR	NUMBER OF TENANTS	NET INVESTMENT IN DIRECT FINANCING LEASES
1	2	$ 36,605
2	8	58,653
3	5	214,908
4	3	13,000
5	0	—
		$ 323,166

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) partnerships and limited liability companies that we do not control but over which we exercise significant influence and (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments).

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2010	CARRYING VALUE AT DECEMBER 31, 2010	2009
Marriott International, Inc.	47%	**$ 65,081**	$ 66,813
Schuler A.G.[(a)(b)]	34%	**42,365**	46,031
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a)]	38%	**16,104**	18,306
Advanced Micro Devices[(c)]	33%	**15,296**	—
Hologic, Inc.	64%	**8,391**	8,424
PetSmart, Inc.	30%	**8,241**	8,689
The Upper Deck Company[(d)]	50%	**6,656**	11,527
Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH[(a)]	33%	**6,214**	5,825
The Talaria Company (Hinckley)[(e)]	30%	**5,568**	7,809
Del Monte Corporation	50%	**5,481**	6,343
Builders FirstSource, Inc.	40%	**1,568**	1,592
SaarOTEC (formerly Görtz & Schiele GmbH & Co.) and Goertz & Schiele Corp.[(a)(f)]	50%	**35**	412
		$ 181,000	**$ 181,771**

(a) The carrying value of the investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b) During the third quarter of 2010, we recognized an other-than-temporary impairment charge of $1.5 million to reduce the carrying value of this venture to its estimated fair value (Note 11).

(c) In connection with a debt refinancing in August 2010, the structure of this venture was modified and is subsequently being accounted for as a tenancy-in-common. Therefore, during the third quarter of 2010, we recorded an adjustment to deconsolidate this venture and account for it under the equity method of accounting. We recognized a gain of $11.5 million in connection with this deconsolidation.

(d) During the third quarter of 2010, we recognized an other-than-temporary impairment charge of $4.8 million to reduce the carrying value of this venture to its estimated fair value (Note 11).

(e) During the first quarter of 2010, we recognized an other-than-temporary impairment charge of $0.6 million in connection with a potential sale of this property (Note 11). Additionally, during the third quarter of 2010, we recognized a reduction in equity income of $2.5 million from this venture representing our portion of an impairment charge of $8.0 million recognized on the property.

(f) Görtz & Schiele GmbH & Co. filed for bankruptcy in November 2008 and Goertz & Schiele Corp. filed for bankruptcy in September 2009. In January 2010, Goertz & Schiele Corp. terminated its lease in its bankruptcy proceedings and following possession by the receiver during January 2010, the subsidiary was deconsolidated during the first quarter of 2010. In March 2010, SaarOTEC, a successor tenant to Görtz & Schiele GmbH & Co., signed a new lease with the venture at a significantly reduced rent. During the third quarter of 2010, we recorded an other-than-temporary impairment charge of $0.2 million to reduce the carrying value of this venture to its estimated fair value (Note 11).

As discussed in Note 2, we adopted the FASB's amended guidance on the consolidation of VIEs effective January 1, 2010. Upon adoption of the amended guidance, we re-evaluated our existing interests in unconsolidated entities and determined that we should continue to account for our interests in the Hellweg and SaarOTEC (formerly Görtz & Schiele GmbH & Co.) ventures using the equity method of accounting primarily because our partners in each of these ventures has the power to direct the activities that most significantly impact the entity's economic performance, including disposal rights of the property. Carrying amounts related to these VIEs are noted in the table above. Because we generally utilize non-recourse debt, our maximum exposure to either VIE is limited to the equity we have in each VIE. We have not provided financial or other support to either VIE, and there are no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in such entities.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	DECEMBER 31,	
	2010	2009
Assets	$ 979,051	$ 1,283,688
Liabilities	(606,385)	(601,457)
PARTNERS' AND MEMBERS' EQUITY	**$ 372,666**	**$ 682,231**

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Revenue	$ 115,246	$ 118,713	$ 116,064
Expenses	(53,385)	(59,002)	(56,847)
Impairment charges[(a)]	(8,238)	(34,157)	—
NET INCOME	**$ 53,623**	**$ 25,554**	**$ 59,217**

(a) Represents impairment charges incurred by several ventures to reduce the carrying values of net investments in properties to their estimated fair values and to reflect declines in the estimated residual values of net investments in direct financing leases. See Note 11 for a discussion of other-than-temporary impairment charges incurred on our equity investments in real estate during 2010 and 2009. Other-than-temporary impairment charges on equity investments in real estate are calculated using a different method than impairment charges related to net investments in properties and net investments in direct financing leases. See Impairments in Note 2 for an explanation of each method.

We recognized income from these equity investments in real estate of $7.9 million, $4.0 million and $12.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to purchase accounting and other-than-temporary impairment charges.

7 I INTANGIBLES

In connection with our acquisition of properties, we have recorded net lease intangibles of $271.2 million, which are being amortized over periods ranging from 8 to 40 years. In-place lease, tenant relationship and above-market rent intangibles are included in Intangible assets, net in the consolidated financial statements. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangibles are summarized as follows (in thousands):

	DECEMBER 31,	
	2010	2009
Lease intangibles:		
In-place lease	$ 179,191	$ 192,735
Tenant relationship	30,305	32,801
Above-market rent	77,336	100,600
Less: Accumulated amortization	(123,222)	(114,402)
	$ 163,610	**$ 211,734**
Below-market rent	$ (15,609)	$ (19,793)
Less: Accumulated amortization	3,255	3,803
	$ (12,354)	**$ (15,990)**

Net amortization of intangibles, including the effect of foreign currency translation, was $22.5 million, $22.6 million and $23.1 million for 2010, 2009 and 2008, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to lease revenues, while amortization of in-place lease and tenant relationship intangibles is

included in Depreciation and amortization. Based on the intangibles recorded at December 31, 2010, scheduled annual net amortization of intangibles for each of the next five years is expected to be $19.2 million in 2011, $18.8 million in 2012, $18.6 million in 2013, $18.1 million in 2014, and $15.2 million in 2015.

8 | INTEREST IN MORTGAGE LOAN SECURITIZATION

We account for our subordinated interest in the CCMT mortgage securitization as an available-for-sale security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of OCI as part of equity. The following table sets forth certain information regarding our interest in CCMT (in thousands):

	FAIR VALUE AT DECEMBER 31,	
CERTIFICATE CLASS	2010	2009
Class IO	$ 203	$ 640
Class E	10,236	9,090
	$ 10,439	$ 9,730

	YEARS ENDED DECEMBER 31,	
	2010	2009
Aggregate unrealized gain (loss)	$ 413	$ (345)
Cumulative net amortization	$ 1,973	$ 1,924

We use a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees to determine the fair value of our interest in CCMT. One key variable in determining the fair value of our subordinated interest in CCMT is current interest rates. The following table presents a sensitivity analysis of the fair value of our interest at December 31, 2010, based on adverse changes in market interest rates of 1% and 2% (in thousands):

	FAIR VALUE AS OF DECEMBER 31, 2010	1% ADVERSE CHANGE	2% ADVERSE CHANGE
Fair value of our interest in CCMT	$ 10,439	$ 10,285	$ 10,132

The above sensitivity analysis is hypothetical, and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

9 | FAIR VALUE MEASUREMENTS

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Money Market Funds— Our money market funds consisted of government securities and treasury bills. These funds were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Derivative Liabilities — Our derivative liabilities are comprised of interest rate swaps. These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates. Our derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

Other Securities and Derivative Assets — Our other securities are comprised of our interest in a commercial mortgage loan securitization and our investments in equity units in Rave Reviews Cinemas. Our derivative assets consisted of stock warrants that were granted to us by lessees in connection with structuring initial lease transactions. These assets are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010 and 2009 (in thousands):

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets				
Money market funds	**$ 51,229**	$ 51,229	$ —	$ —
Other securities	**10,513**	—	—	10,513
Derivative assets	**1,960**	—	—	1,960
	$ 63,702	$ 51,229	$ —	$ 12,473
Liabilities				
Derivative liabilities	**$ (10,378)**	**$ —**	**$ (10,378)**	**$ —**

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets				
Money market funds	**$ 36,652**	$ 36,652	$ —	$ —
Other securities	**9,865**	—	—	9,865
Derivative assets	**2,380**	—	580	1,800
	$ 48,897	$ 36,652	$ 580	$ 11,665
Liabilities				
Derivative liabilities	**$ (8,396)**	**$ —**	**$ (8,396)**	**$ —**

Assets and liabilities presented above exclude assets and liabilities owned by unconsolidated ventures.

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY)					
	YEAR ENDED DECEMBER 31, 2010			YEAR ENDED DECEMBER 31, 2009		
	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS	OTHER SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS
Beginning balance	$ 9,865	$ 1,800	$ 11,665	$ 9,188	$ 1,300	$ 10,488
Total gains or losses (realized and unrealized):						
Included in earnings	(60)	160	100	43	511	554
Included in other comprehensive income	758	—	758	925	—	925
Amortization and accretion	(50)		(50)	(291)		(291)
Settlements	—	—	—	—	(11)	(11)
ENDING BALANCE	$ 10,513	$ 1,960	$ 12,473	$ 9,865	$ 1,800	$ 11,665
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ (60)**	**$ 160**	**$ 100**	**$ 43**	**$ 500**	**$ 543**

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2010 and 2009. Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	DECEMBER 31, 2010		DECEMBER 31, 2009	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Non-recourse debt	$ 1,494,600	$ 1,479,740	$ 1,678,929	$ 1,616,587

We determine the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimate that our other financial assets and liabilities (excluding net investment in direct financing leases) had fair values that approximated their carrying values at both December 31, 2010 and 2009.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determined the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. We calculated the impairment charges recorded during the years ended December 31, 2010, 2009 and 2008 based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment, and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2010, 2009 and 2008, respectively. For additional information regarding these impairment charges,

refer to Note 11 for impairment charges from continuing operations and Note 17 for impairment changes from discontinued operations. All of the impairment charges were measured using unobservable inputs (Level 3) (in thousands):

	YEAR ENDED DECEMBER 31, 2010		YEAR ENDED DECEMBER 31, 2009		YEAR ENDED DECEMBER 31, 2008	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Impairment Charges From Continuing Operations						
Net investments in properties	$ 20,041	$ 3,992	$ 57,814	$ 21,512	$ —	$ —
Net investments in direct financing leases	28,489	13,708	56,587	27,001	75,377	1,330
Equity investments in real estate	60,206	7,150	16,685	10,284	15,544	1,310
Intangible assets	529	152	2,287	33	—	—
	$ 109,265	$ 25,002	$ 133,373	$ 58,830	$ 90,921	$ 2,640
Impairment Charges From Discontinued Operations						
Net investments in properties	$ 739	$ 324	$ 7,799	$ 7,799	$ 33,555	$ 39,411
Intangible assets	—	—	888	70	—	—
Intangible liabilities	—	—	(901)	(71)	—	—
	$ 739	$ 324	$ 7,786	$ 7,798	$ 33,555	$ 39,411

10 I RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our other securities due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and, to a lesser extent, the British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in OCI until the hedged item is recognized in earnings. For cash flow hedges, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments at December 31, 2010 and 2009 (in thousands):

DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	BALANCE SHEET LOCATION	ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31,		LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31,	
		2010	2009	2010	2009
Interest rate cap	Other assets, net	$ —	$ 1	$ —	$ —
Interest rate swaps	Other assets, net	—	579	—	—
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	—	—	(10,378)	(8,396)
		—	580	(10,378)	(8,396)
DERIVATIVES NOT DESIGNATED AS					
Stock warrants	Other assets, net	1,960	1,800		
Total derivatives		**$ 1,960**	**$ 2,380**	**$ (10,378)**	**$ (8,396)**

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVES (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, 2010	2009	2008
Interest rate cap	$ (27)	$ (4)	$ (38)
Interest rate swaps[a][b]	2,868	(1,859)	(15,138)
TOTAL	**$ 2,841**	**$ (1,863)**	**$ (15,176)**

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES (INEFFECTIVE PORTION AND AMOUNT EXCLUDED FROM EFFECTIVENESS TESTING) YEARS ENDED DECEMBER 31, 2010	2009	2008
Interest rate swap[c][d]	Other income and (expenses)	$ —	$ 1,384	$ 1,076
Interest rate swap[e]	Interest expense	—	(1,149)	—
Interest rate cap	Interest expense	—	8	—
TOTAL		**$ —**	**$ 243**	**$ 1,076**

(a) For the years ended December 31, 2010, 2009 and 2008, unrealized gains of $1.0 million and $0.6 million, and unrealized losses of $3.3 million, respectively, were attributable to noncontrolling interests.

(b) In December 2010, in connection with the sale of a property and the payoff of the existing debt, we terminated an interest rate swap and incurred a breakage cost of $0.3 million.

(c) In October 2009, we turned over five properties formerly leased to Shires Limited to the lender in exchange for the lender's agreement to relieve of us of all obligations under the related non-recourse mortgage loan (Note 11). In connection with this transaction, we wrote off an interest rate swap related to the debt and recognized a gain of $1.4 million.

(d) In April 2008, we unwound an interest rate swap with a notional value of $31.6 million as of the date of termination, inclusive of noncontrolling interest of $7.9 million, and obtained a new interest rate swap with a notional value of $26.5 million at that date, inclusive of noncontrolling interest of $6.6 million. In connection with the interest rate swap termination, we received a settlement payment of $1.1 million and recognized a realized gain of $1.1 million, both of which are inclusive of noncontrolling interest of $0.3 million.

(e) During 2009, we determined that an interest rate swap was no longer effective as a result of the tenant's bankruptcy proceedings and our suspension of debt service payments in July 2009. As a result, we wrote off the ineffective portion of this derivative.

For the years ended December 31, 2010, 2009 and 2008, no gains or losses were reclassified from OCI into income related to amounts excluded from effectiveness testing.

DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVES (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, 2010	2009	2008
Stock warrants	Other income and (expenses)	$ 160	$ 511	$ 7

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap derivative instruments that we had outstanding at December 31, 2010 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE[a]	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2010
3-Month Euribor[b,c]	"Pay-fixed" swap	$ 131,543	5.6%	7/2006	7/2016	$ (8,703)
3-Month Euribor[b,c]	"Pay-fixed" swap	10,309	5.0%	4/2007	7/2016	(682)
3-Month Euribor[b,c]	"Pay-fixed" swap	13,504	5.6%	4/2008	10/2015	(894)
1-Month LIBOR	"Pay-fixed" swap	3,305	6.5%	8/2009	9/2012	(99)
						$ (10,378)

(a) Effective interest rate represents the total of the swapped rate and the contractual margin.

(b) Amounts are based upon the applicable exchange rate at December 31, 2010, where applicable.

(c) Amounts include, on a combined basis, noncontrolling interests in the notional amount and the net fair value liability position of the derivatives totaling $38.8 million and $2.6 million, respectively.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Embedded Credit Derivatives

We own interests in certain German unconsolidated ventures that obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. We account for these ventures under the equity method of accounting. In connection with providing the financing, the lenders entered into interest rate swap agreements on their own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay the debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives. Based on valuations obtained at December 31, 2010 and 2009 and including the effect of foreign currency translation, the embedded credit derivatives had a total fair value of less than $0.1 million and $1.0 million, respectively. For 2010 and 2009, these derivatives generated total unrealized losses of $0.8 million and $1.1 million, respectively. Amounts provided are the total amounts attributable to the venture and do not represent our proportionate share. Changes in the fair value of the embedded credit derivatives are recognized in the ventures' earnings.

Other

Amounts reported in OCI related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2010, we estimate that an additional $4.2 million will be reclassified as interest expense during the next twelve months, inclusive of amounts attributable to noncontrolling interests totaling $1.0 million.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2010, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $10.4 million at December 31, 2010, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2010, we could have been required to settle our obligations under these agreements at their termination value of $12.3 million, inclusive of amounts attributable to noncontrolling interests totaling $3.1 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10% of current annualized contractual minimum base rent in certain areas, as described below. The percentages in the paragraph below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

At December 31, 2010, our directly-owned real estate properties were located in the U.S. (65%), with Texas (7%) representing the most significant domestic concentration, and in Europe (35%), with France (14%) representing the most significant international concentration based on percentage of our annualized contractual minimum base rent for the fourth quarter of 2010. In addition, Mercury Partners, LP and U-Haul Moving Partners, Inc. jointly represented 13% of annualized contractual minimum base rent for the fourth quarter of 2010, inclusive of noncontrolling interest. At December 31, 2010, our directly-owned real estate properties contained significant concentrations in the following asset types: office (25%), warehouse/distribution (17%), retail (16%), industrial (15%), and self-storage (13%); and in the following tenant industries: retail trade (23%).

11 | IMPAIRMENT CHARGES

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments during the years ended December 31, 2010, 2009 and 2008 (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Net investments in properties[(a)]	$ 4,144	$ 21,545	$ —
Net investment in direct financing lease	13,708	27,001	1,330
Total impairment charges included in expenses	17,852	48,546	1,330
Equity investments in real estate [(b)]	7,150	10,284	1,310
Total impairment charges included in income from continuing operations	25,002	58,830	2,640
Impairment charges included in discontinued operations[(c)]	324	7,799	39,411
TOTAL IMPAIRMENT CHARGES	$ 25,326	$ 66,629	$ 42,051

(a) Includes impairment charges recognized on intangible assets related to net investments in properties (Note 9). Inclusive of amounts attributable to noncontrolling interests totaling $1.5 million and $4.4 million for 2010 and 2009, respectively.

(b) Impairment charges on our equity investments are included in Income from equity investments in real estate in our consolidated statements of operations.

(c) For 2008, inclusive of amounts attributable to noncontrolling interests of $7.6 million.

Impairment charges recognized during 2010 were as follows:

Thales S.A.
During 2010 and 2009, we recognized impairment charges of $4.1 million and $0.8 million, respectively, inclusive of amounts attributable to noncontrolling interests of $1.5 million and $0.3 million, respectively, on a French property leased to Thales S.A. to reduce its carrying value to its estimated fair value, which reflected the appraised value. At December 31, 2010 and 2009, this property was classified as Net investments in properties in the consolidated financial statements.

Best Buy Stores, L. P.
We perform an annual valuation of our assets, relying in part upon third-party appraisals. In connection with this valuation, during 2010, we recognized an impairment charge of $15.2 million on a net investment in direct financing leases as a result of the declines in the current estimate of the residual value of the properties leased to Best Buy Stores, L. P.

The Upper Deck Company
During 2010 and 2009, we recognized other-than-temporary impairment charges of $4.8 million and $0.7 million, respectively, to reflect the decline in the estimated fair value of the venture's underlying net assets in comparison with the carrying value of our interest in the venture. At December 31, 2010 and 2009, this venture was classified as Equity investments in real estate in the consolidated financial statements.

Schuler A.G.
During 2010, we recognized an other-than-temporary impairment charge of $1.5 million to reflect the decline in the estimated fair value of the venture's underlying net assets in comparison with the carrying value of our interest in the venture. At December 31, 2010, this venture was classified as Equity investments in real estate in the consolidated financial statements.

The Talaria Company (Hinckley)
During 2010, we recognized an other-than-temporary impairment charge of $0.6 million to reduce the carrying value of the venture to its estimated fair value based on a potential sale of the property as a result of tenant financial difficulties. At December 31, 2010, this venture was classified as Equity investments in real estate in the consolidated financial statements.

Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp.
During 2010, 2009 and 2008, we recognized other-than-temporary impairment charges of $0.2 million, $5.8 million and $0.4 million, respectively, to reflect declines in the estimated fair value of two ventures' underlying net assets in comparison with the carrying values of our interest in the ventures. The ventures lease properties in Germany to Görtz & Schiele GmbH & Co. and in the U.S. to Goertz & Schiele Corp., which filed for bankruptcy in November 2008 and September 2009, respectively. Both tenants ceased making rent payments during the second quarter of 2009, and as a result, the ventures suspended the debt service payments on the related mortgage loans beginning in July 2009. In January 2010, Goertz & Schiele Corp. terminated its lease with us in bankruptcy proceedings and in March 2010, a successor tenant to Görtz & Schiele GmbH & Co. signed a new lease with the venture on substantially the same terms. These ventures are classified as Equity investments in real estate in the consolidated financial statements.

Childtime Childcare, Inc.
During 2010, we recognized an impairment charge of $0.3 million on a property leased to Childtime Childcare, Inc. to reduce its carrying value to its estimated fair value, which reflected the contracted selling price. At December 31, 2010, this property was classified as Assets held for sale in the consolidated financial statements. We completed the sale of this property in March 2011. The results of operations of this property are included in Income (loss) from discontinued operations in the consolidated financial statements.

Other
In connection with our annual valuation of real estate assets, during 2010, we recognized impairment charges totaling $0.6 million on two net investments in direct financing leases as a result of declines in the current estimate of the residual value of the properties. In addition, in the fourth quarter of 2010, we recorded an out-of-period adjustment of $2.1 million as a result

of an error pertaining to the misapplication of guidance for accounting for the impairments of two direct financing leases in 2009 (Note 2).

In addition to the impairment charges of $5.8 million, $0.8 million and $0.7 million described above in Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., Thales S.A. and The Upper Deck Company, respectively, impairment charges recognized during 2009 were as follows:

Lindenmaier A.G.

During 2009 and 2008, we recognized impairment charges of $12.3 million and less than $0.1 million, respectively, related to two German properties where the tenant, Lindenmaier A.G., filed for bankruptcy in April 2009. These balances are inclusive of amounts attributable to noncontrolling interests of $4.1 million and less than $0.1 million, respectively. In July 2009, we entered into an interim lease agreement with Lindenmaier that provided for substantially lower rental income than the original lease through February 2010, when it converted to a month-to-month agreement. In April 2010, a new lease was signed with a new tenant for one of the properties and in August 2010, the remaining property was leased to a separate new tenant for substantially the same lower rental income. We calculated the estimated fair value of these properties based on a discounted cash flow analysis. During 2009, these properties were reclassified from Net investment in direct financing lease to Net investments in properties in the consolidated financial statements.

Advanced Accessory Systems LLC

During 2009, we recognized an impairment charge of $8.4 million on a domestic property formerly leased to Advanced Accessory Systems, LLC to reduce its carrying value of $11.3 million to its estimated fair value of $2.9 million. We calculated the estimated fair value of this property based on management's consideration of cash flow projections and data provided by external brokers. Advanced Accessory Systems entered into liquidation proceedings and vacated the property during the first half of 2009. The lender of the non-recourse mortgage debt related to this property held escrow deposits previously funded by Advanced Accessory Systems, including a security deposit, that were being used to fund debt service payments. In May 2010, the escrow deposits were fully exhausted and debt service payments on the related mortgage debt were suspended. In February 2011, the court appointed a receiver on the property, and as a result the subsidiary that holds the property was deconsolidated as we no longer have control over the activities that most significantly impact the economic performance of this subsidiary following possession of the property by the receiver. We expect to recognize a gain on the deconsolidation of this subsidiary. At December 31, 2009, this property was classified as Net investment in properties in the consolidated financial statements.

Shires Limited

During 2009 and 2008, we recognized impairment charges of $19.6 million and $0.7 million, respectively, to reduce the carrying values of several properties leased to Shires Limited to their estimated fair values. In April 2009, Shires Limited filed for bankruptcy and subsequently vacated four of the six properties it leased from us in the United Kingdom and Ireland. As a result, beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan and used proceeds of $3.6 million drawn from a letter of credit provided by Shires Limited to prepay a portion of the mortgage loan. In September 2009, we sold one of the properties to a third party for $1.0 million and recognized a loss on the sale of $2.1 million. In October 2009, we turned over the remaining five properties to the lender in exchange for the lenders' agreement to relieve us of all obligations under the related mortgage loan. These five properties and related mortgage loan had carrying values of $13.7 million and $13.4 million, respectively, at the date of disposition. In connection with the disposition of these properties, we recognized gains on the disposition of real estate and extinguishment of debt of $1.1 million and $1.0 million, respectively, in 2009, which are included in Other income and (expenses) in the consolidated financial statements. Prior to their disposition, substantially all of these properties were classified as Net investments in direct financing leases in the consolidated financial statements.

Wagon Automotive GmbH and Wagon Automotive Nagold GmbH

During 2009, we recognized other-than-temporary impairment charges of $3.8 million to reduce the carrying value of a venture to the estimated fair value of its underlying net assets. The venture leases properties in Germany to Waldaschaff Automotive GmbH (the successor entity to Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH. Wagon Automotive GmbH terminated its lease in bankruptcy proceedings effective May 2009, and Waldaschaff Automotive GmbH

began paying rent to us at a significantly reduced rate. Subsequently, in April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged. These ventures are classified as Equity investments in real estate in the consolidated financial statements.

Innovate Holdings Limited

During 2009, we recognized impairment charges of $7.3 million related to a property in the United Kingdom formerly leased to Innovate Holdings Limited, which terminated its lease in bankruptcy court and vacated the property. Beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan, and in October 2009 we returned the property to the lender in exchange for the lender's agreement to relieve us of all mortgage obligations. The property and related mortgage loan had carrying values of $14.4 million and $15.0 million, respectively, at the date of disposition. In connection with this disposition, we recognized gains on the disposition of real estate and extinguishment of debt of $0.3 million and $0.6 million, respectively, in 2009, which, together with the impairment charges, are included in Discontinued operations in the consolidated financial statements.

Garden Ridge Corporation

During 2009, we recognized an impairment charge of $0.5 million on a property leased to Garden Ridge Corporation to reduce its carrying value to its estimated fair value, which reflected the proposed selling price. In March 2010, this property was sold to a third party for $6.4 million. The results of operations of this property are included in Income (loss) from discontinued operations in the consolidated financial statements.

Other

We perform an annual valuation of our assets, relying in part upon third-party appraisals. In connection with this valuation, during 2009, we recognized impairment charges totaling $5.9 million on several net investments in direct financing leases as a result of declines in the current estimate of the residual value of the properties. In addition, we recognized impairment charges totaling $1.5 million on two domestic properties to reduce their carrying values to the estimated sale prices. These two properties, which were classified as Net investments in direct financing leases in the consolidated financial statements, were sold during the fourth quarter of 2009 for aggregate sales proceeds of $4.4 million, net of selling costs. We recognized an aggregate net loss of less than $0.1 million in connection with the sale of these properties, which is included in Other income and (expenses) in the consolidated financial statements.

In addition to the other-than-temporary impairment charges of $0.7 million, less than $0.1 million and $0.4 million described above in Shires Limited, Lindenmaier A.G. and Görtz & Schiele GmbH & Co. and Goertz & Schiele Corp., respectively, impairment charges recognized during 2008 were as follows:

Thales S.A.

During 2008, we recognized impairment charges of $35.4 million, inclusive of amounts attributable to noncontrolling interests of $7.6 million, on two vacant French properties leased to Thales S.A. to reduce their carrying values to the estimated fair value. We calculated the estimated fair value of these properties based on a discounted cash flow analysis. We sold these properties during 2009. The results of operations of these properties are included in Discontinued operations in the consolidated financial statements. See Note 17 for additional information on these properties.

Warehouse Associates, Inc.

During 2008, we agreed to terminate a master net lease at two properties that were accounted for as net investments in direct financing leases and sold the properties to a third party in December 2008 for $6.8 million, net of selling costs. Prior to the sale, we recognized an impairment charge of $4.0 million to reduce the properties' carrying values to their estimated sale price, net of selling costs. As a result of the lease termination, these properties were reclassified as Net investments in properties in 2008 and their results of operations for the period from the date of the lease termination through the date of disposition are included in Discontinued operations in the consolidated financial statements. See Note 5 and Note 17 for additional information on these properties.

Other

During 2008, we recognized impairment charges totaling $0.6 million on three properties accounted for as net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties' residual values, as determined by us relying in part upon annual third-party valuation of our real estate. We also recognized other-than-temporary impairment charges of $0.9 million related to an equity investment in real estate to reduce its carrying value to the estimated fair value of the venture's underlying net assets.

12 I NON-RECOURSE DEBT

Non-recourse debt consists of mortgage notes payable, which are collateralized by an assignment of real property and direct financing leases with an aggregate carrying value of $2.1 billion at December 31, 2010. Our mortgage notes payable bore interest at fixed annual rates ranging from 4.3% to 10.0% and variable annual rates ranging from 5.1% to 7.6%, with maturity dates ranging from 2011 to 2026 at December 31, 2010.

Scheduled debt principal payments during each of the next five years following December 31, 2010 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL DEBT
2011	$ 101,296
2012	147,526
2013	145,401
2014	369,873
2015	189,624
Thereafter through 2026	540,880
TOTAL	$ 1,494,600

Financing Activity

2010 — We refinanced maturing non-recourse mortgage loans with new non-recourse financing of $9.3 million at a weighted average annual interest rate and term of 6.5% and 6.5 years, respectively. In addition, an unconsolidated venture in which we and an affiliate hold a 33% and 67% ownership interest, respectively, refinanced its existing non-recourse mortgage loan with new non-recourse financing of $57.5 million at a fixed annual interest rate and term of 5.8% and 8.3 years, respectively.

2009 — We refinanced maturing non-recourse mortgage loans of $34.1 million with new non-recourse financing of $37.0 million at a weighted average annual interest rate and term of 6.3% and 7.9 years, respectively. In addition, we obtained additional non-recourse mortgage financing of $3.3 million in connection with a build-to-suit project at a fixed annual interest rate and term of 4.6% and 5.5 years, respectively.

13 I ADVISOR SETTLEMENT OF SEC INVESTIGATION

In March 2008, WPC and Carey Financial entered into a settlement with the SEC with respect to all matters relating to a previously disclosed investigation. In connection with this settlement, WPC paid us $9.1 million.

14 I COMMITMENTS AND CONTINGENCIES

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

15 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital, or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Ordinary income	$ 0.43	$ 0.34	$ 0.58
Capital gains	0.17	—	—
Return of capital	0.12	0.38	0.11
TOTAL DISTRIBUTIONS	$ 0.72	$ 0.72	$ 0.69

We declared a quarterly distribution of $0.1816 per share in December 2010, which was paid in January 2011 to shareholders of record at December 31, 2010.

Accumulated Other Comprehensive (Loss) Income

The following table presents accumulated other comprehensive (loss) income reflected in equity. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	DECEMBER 31,	
	2010	2009
Unrealized gain (loss) on marketable securities	$ 432	$ (344)
Unrealized loss on derivative instrument	(7,793)	(5,885)
Foreign currency translation adjustment	(2,738)	8,430
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	$ (10,099)	$ 2,201

16 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in various states and municipalities within the U.S. and the European Union and, as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	DECEMBER 31,	
	2010	2009
Balance at January 1,	$ 357	$ 557
Additions based on tax positions related to the current year	13	17
Reductions for tax positions of prior years	(78)	(3)
Reductions for expiration of statute of limitations	(45)	(214)
BALANCE AT DECEMBER 31,	$ 247	$ 357

At December 31, 2010, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both December 31, 2010 and 2009, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2006-2010 remain open to examination by the major taxing jurisdictions to which we are subject.

As of December 31, 2010, we had net operating losses ("NOLs") in foreign jurisdictions of approximately $48.8 million, translating to a deferred tax asset before valuation allowance of $11.7 million. Our NOLs begin expiring in 2011 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction. Management determined that as of December 31, 2010, $11.7 million of deferred tax assets related to losses in foreign jurisdictions do not satisfy the recognition criteria set forth in accounting guidance for income taxes. Accordingly, a valuation allowance has been recorded for this amount.

17 | DISCONTINUED OPERATIONS

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency, or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied if selling the property yields the highest value. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Revenues	$ 4,147	$ 5,830	$ 18,524
Expenses	(3,298)	(2,610)	(13,766)
Gain (loss) on sale of real estate, net	17,409	12,406	(67)
Loss on extinguishment of debt	—	(1,498)	—
Impairment charges	(324)	(7,799)	(39,411)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	**$ 17,934**	**$ 6,329**	**$ (34,720)**

2010 — In December 2010, we sold a domestic property for a total price of $46.4 million, net of selling costs, and recognized a net gain on the sale of $17.6 million. In connection with the sale, we used a portion of the sales proceeds to prepay the existing non-recourse mortgage debt of $20.5 million and incurred a breakage cost of $0.3 million as a result of terminating the related interest rate swap. All amounts are inclusive of affiliates' noncontrolling interests in the properties.

In addition, during 2010, we entered into an agreement to sell a property leased to Childtime Childcare, Inc. for approximately $0.8 million. In connection with the planned sale, we recognized an impairment charge of $0.3 million to reduce the carrying value of the property to its estimated fair value, which reflected the contracted selling price. We completed the sale of this property in February 2011. At December 31, 2010, this property was classified as Assets held for sale on our consolidated balance sheet.

In March 2010, we sold a domestic property leased to Garden Ridge Corporation for $6.2 million, net of selling costs, and recognized a loss on the sale of $0.2 million, excluding impairment charge of $0.5 million recognized in 2009. Prior to this sale, we repaid the non-recourse mortgage loan encumbering the property, which had an outstanding balance of $5.8 million.

2009 — In July 2009, a venture that owned a portfolio of five properties in France leased to Thales S.A. and in which we and an affiliate have 65% and 35% interests, respectively, and which we consolidate, sold four properties back to Thales for $46.6 million and recognized a gain on sale of $11.3 million, inclusive of the impact of impairment charges recognized during 2008 totaling $35.4 million. As required by the lender, we used the sales proceeds to repay a portion of the existing non-recourse mortgage loan on these properties, which had an outstanding balance of $74.7 million as of the date of sale. The remaining loan balance of $28.1 million is collateralized by the unsold fifth property. In connection with the repayment of a portion of the outstanding loan balance in accordance with the provisions of the loan, we were required to pay the lender additional interest charges of $2.1 million to reimburse certain breakage costs, which we recorded as loss on extinguishment of debt. All amounts are inclusive of the 35% interest in the venture owned by our affiliate as the noncontrolling interest partner.

In March 2009, we sold a property for proceeds of $4.1 million, net of selling costs, for a gain of $0.9 million. Concurrent with the sale, we used $2.7 million to defease a portion of the existing non-recourse mortgage obligation of $8.5 million that was collateralized by four properties (including the property sold) and incurred defeasance charges totaling $0.6 million.

For the periods from October 2008 to December 2009, Income (loss) from discontinued operations also includes the operations of a property formerly leased to Innovate Holdings Limited, including impairment charges of $7.3 million recognized in 2009. Innovate Holdings Limited terminated its lease in bankruptcy court during 2008 and vacated the property during 2009. Beginning in July 2009, we suspended debt service payments on the related non-recourse mortgage loan, and in October 2009 we returned the property to the lender in exchange for the lender's agreement to relieve us of all mortgage obligations. The property and related mortgage loan had carrying values of $14.4 million and $15.0 million, respectively, at the date of disposition. In connection with this disposition, we recognized gains on the disposition of real estate and extinguishment of debt of $0.2 million and $0.6 million, respectively, in 2009. Prior to October 2008, this property was accounted for as a net investment in direct financing lease, and therefore, the results of operations of the property prior to October 2008 are included in Income from continuing operations.

2008 — During 2008, we sold a property for proceeds of $1.1 million, net of selling costs, for a gain of $0.1 million. Concurrent with the sale, we used $0.8 million to partially defease the existing non-recourse mortgage obligation of $16.8 million that was collateralized by five properties (including the property sold). All costs associated with the partial defeasance were incurred by the buyer.

Additionally, we sold three domestic properties leased to Warehouse Associates, Inc. in 2008 that were accounted for as direct financing leases. As a result of a lease termination, two of these properties were reclassified as Real estate, net in September 2008. Therefore, their results of operations for the period from the date of the lease termination through the date of disposition in December 2008, including an impairment charge of $4.0 million and a loss on the sale of $0.2 million, are included in Income from discontinued operations.

18 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

2010	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 177,280	$ 89,305	$ 266,585
Total long-lived assets[b]	1,389,211	908,543	2,297,754
2009			
Revenues	$ 168,973	$ 112,163	$ 281,136
Total long-lived assets[b]	1,541,615	998,397	2,540,012
2008			
Revenues	$ 181,429	$ 107,178	$ 288,607
Total long-lived assets[b]	1,604,710	1,110,707	2,715,417

(a) Consists of operations in the European Union.

(b) Consists of real estate, net; net investment in direct financing leases; and equity investments in real estate.

19 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2010	JUNE 30, 2010	SEPTEMBER 30, 2010	DECEMBER 31, 2010
Revenues[a]	$ 68,306	$ 66,887	$ 66,196	$ 65,196
Operating expenses[a]	(27,500)	(26,223)	(30,086)	(40,984)
Net income	17,926	20,249	22,591	39,490
Less: Net income attributable to noncontrolling interests	(7,826)	(7,741)	(6,228)	(18,684)
Net income attributable to CPA®:15 shareholders	10,100	12,508	16,363	20,806
Earnings per share attributable to CPA®:15 shareholders	0.08	0.10	0.13	0.16
Distributions declared per share	0.1807	0.1810	0.1813	0.1816

	THREE MONTHS ENDED			
	MARCH 31, 2009	JUNE 30, 2009	SEPTEMBER 30, 2009	DECEMBER 31, 2009
Revenues[a]	$ 68,282	$ 69,549	$ 71,420	$ 71,885
Operating expenses[a]	(51,838)	(31,483)	(38,983)	(37,593)
Net (loss) income	(3,592)	9,717	9,079	14,696
Less: Net income attributable to noncontrolling interests	(7,334)	(7,545)	(7,024)	(8,245)
Net (loss) income attributable to CPA®:15 shareholders	(10,926)	2,172	2,055	6,451
(Loss) earnings per share attributable to CPA®:15 shareholders	(0.09)	0.02	0.02	0.05
Distributions declared per share	0.1748	0.1798	0.1801	0.1804

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 17).

(b) Net income for the fourth quarter of 2009 included impairment charges totaling $12.8 million in connection with several properties and equity investments in real estate (Note 11).

20 | SUBSEQUENT EVENTS

In January 2011, a venture in which we and an affiliate hold 15% and 85% interests, respectively, entered into an investment in the Netherlands for a total cost of approximately $207.5 million, of which our share is approximately $31.1 million. In March 2011, the venture obtained non-recourse mortgage financing of approximately $98.4 million for this investment. Our share of the financing is approximately $14.8 million.

In February 2011, we returned a property previously leased to Advanced Accessory Systems LLC to the lender in exchange for the lender's agreement to release us from all related non-recourse mortgage loan obligations. On the date of disposition, the property had a carrying value of approximately $2.7 million, reflecting the impact of impairment charges totaling $8.4 million incurred in 2009, and the related non-recourse mortgage loan had an outstanding balance of approximately $6.1 million.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 15 Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2010, including the financial statements and schedules.

Corporate Information

W. P. CAREY

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Trevor P. Bond
Chief Executive Officer

John D. Miller
Chief Investment Officer

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Jeffrey S. Lefleur
Managing Director – Investments

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Greg Butchart
Executive Director – International Asset Management

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Richard J. Paley
Executive Director, Chief Risk Officer and Associate General Counsel

Thomas Ridings
Executive Director and Chief Accounting Officer

Jiwei Yuan
Executive Director – Finance

Sunny Holcomb
Senior Vice President - Finance

Robert N. Jenkins
Senior Vice President - Investments

Leonard Law
Senior Vice President and Chief Information Officer

Donna M. Neiley
Senior Vice President - Asset Management

Gregory M. Pinkus
Senior Vice President and Controller

Rebecca A. Reaves
Senior Vice President - Marketing and Investor Relations

Gagan S. Singh
Senior Vice President – Finance

Craig Vachris
Senior Vice President and Chief Credit Officer

Jeff Zomback
Senior Vice President and Treasurer

Kathleen M. Barthmaier
Director – Investments

Chad Edmonson
Director – Investments

Brooks Gordon
Director – Asset Management

Jennifer Lucas
Director – Investments

Nicholas L. Pell
Director – Investments

Darren Postel
Director – Asset Management

Grace Shui
Director – Investments

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Axel K.A. Hansing
Member; Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Jean Hoysradt
Member; Chief Investment Officer, Mousse Partners Ltd.

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Dr. Richard C. Marston
Member; James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

James D. Price
Lead Director; President, Price & Marshall, Inc.

Elizabeth P. Munson
President, The Rockefeller Trust Company

Richard J. Pinola
Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultants

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 15 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 15, 2011 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA15.com

E-MAIL

CPA15@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

Creative direction and design: Odgis + Company; Primary photography: Ian Spanier; Printing: The Hennegan Company



Corporate Property Associates 15
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa15@wpcarey.com
www.cpa15.com



The paper and printer used in the production of the CPA®:15 2010 Annual Report are all certified to Forest Stewardship Council™ (FSC®) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests.